Delivering The Essentials

GREY WOLF, INC. *2002 Annual Report*

Delivering The Essentials

As a leading provider of contract oil and gas land drilling services in the United States, Grey Wolf, Inc. delivers the essential elements that inspire confidence among customers: superior equipment, highly skilled personnel with a commitment to safety and productivity, and turnkey services. Grey Wolf's premium fleet consists of 115 drilling rigs serving major and independent oil and gas firms in the best natural gas producing regions; Gulf Coast, South Texas, West Texas, Ark-La-Tex, Mississippi/Alabama and Rocky Mountain. With its extensive engineering and operating expertise, the Company also is a leader in onshore turnkey drilling services. By delivering the essentials with excellence, Grey Wolf adds value for customers as they complete today's technically challenging drilling programs as efficiently as possible.

Financial Highlights

(in thousands, except per share amounts)

	2002	2001	2000	1999	1998	1997
Revenues	$ 250,260	$ 433,739	$ 276,758	$ 148,465	$ 244,120	$ 215,923
Net income (loss) applicable						
to common shares	(21,476)	68,453	(8,523)	(41,262)	(83,213)	9,978
Earnings (loss) per share:						
Basic and diluted	(.12)	.38	(.05)	(.25)	(.50)	0.07
Total assets	590,623	625,471	512,370	453,852	501,303	533,752
Long-term debt	249,613	250,695	249,851	249,962	250,832	176,530
Shareholders' equity	225,258	245,297	173,416	125,577	166,691	249,216
Working capital	114,353	113,163	60,029	16,353	44,489	66,644

Operational Highlights

	2002	2001	2000	1999	1998	1997
Operating days	20,080	30,924	26,107	16,436	26,230	24,405
Average revenue per rig day	$ 12,463	$ 14,026	$ 10,601	$ 9,033	$ 9,307	$ 8,847
Average margin per rig day	$ 2,674	$ 5,963	$ 2,150	$ 382	$ 1,824	$ 2,187
Average rigs operating	55	85	71	45	72	67

To Our Shareholders



Grey Wolf achieved its goal of traversing the latest phase of our industry's cycles in better position than the last. Our rig utilization bottomed at 54 rigs working during 2002 versus a low of 33 rigs in 1999. Nevertheless, we increased our cash balances, and entered 2003 in solid position to benefit from the upturn we anticipate in our markets.

By continuing to practice financial discipline, Grey Wolf was able to strengthen its balance sheet and improve liquidity despite the market's challenges. As of December 31, 2002, the Company had $590.6 million in total assets, which included $420.8 million in net property and equipment and $113.9 million in cash. Working capital was $114.4 million, and shareholders' equity was $225.3 million at the same date.

Grey Wolf reported a net loss of $21.5 million, or $0.12 per share on a diluted basis, for the year. This compares to net income of $68.5 million, or $0.38 per share on a diluted basis, for 2001. Included in the net loss for 2002 was a pre-tax, non-cash charge of $3.5 million, or $.01 per diluted share after tax.

With spot market dayrates and utilizations essentially flat for the year, revenues declined 42% for fiscal 2002 to $250.3 million. The Company's operating margin per rig day was $2,674 compared with $5,963 a year ago, when higher rig counts and dayrates buoyed our results. Operating margin for 2002 was $53.7 million versus $184.4 million a year earlier.

Delivering the Essentials

Grey Wolf remains focused on a strategic plan that hinges on delivering the essentials to benefit both our shareholders and customers.

We maintain a premium equipment fleet of 115 rigs in the nation's best natural gas producing markets. To remain at the forefront of drilling the more technically challenging wells that will provide our nation's natural gas supply for decades to come, the Company invests in equipment upgrades that promote standardization, safety and efficiency. We invested $22.5 million in our rigs and related equipment in 2002 with capital expenditures for 2003 projected to be between $23.0 million and $26.0 million depending upon the actual level of rig activity.

In addition to maintaining a premium equipment fleet to meet technical drilling challenges, Grey Wolf views equipment enhancements as a primary way to increase revenues and margins at the wellsite. We purchased an additional top drive in 2002, bringing the number in our fleet to 14. Top drives earn dayrates of about $1,500 over and above the daily rig rate. To further improve margins at the wellsite, we've upgraded our trucking fleet and purchased cranes that speed rig moves and reduce down time.

Grey Wolf also continues to refine its turnkey services business, which contributed 20% of the Company's operating margin in 2002. Because we are able to carefully assess the risks and design highly efficient drilling programs, we are today a leading onshore turnkey drilling services contractor. Through equipment additions and upgrades as well as specialized services that add value for our customers, we continue to enhance revenues at the wellsite.

Another essential element of Grey Wolf's strategy is our commitment to experienced drillers and toolpushers who assure that we operate in a safe and environmentally sound manner. Through industry cycles Grey Wolf retains these experienced crewmembers. When markets turn upward this enables Grey Wolf to quickly and safely return rigs to work and reflects the wisdom of investing in our most valuable asset.

Strong Market Fundamentals

The fundamentals for natural gas drilling remain extremely strong. Our business is primarily driven by the price of natural gas, which averaged approximately $3.35 per thousand cubic feet in 2002. Natural gas prices are at even higher levels today. The concern over natural gas supplies has shifted from too much in storage to too little, and we believe our customers are increasing exploration and production budgets to meet that demand for natural gas through the drill bit.

We are hopeful that the increase in activity that has occurred in early 2003 will continue throughout the year and into next. If this trend continues, we could see improvements in dayrates as the year progresses.

Regardless of the timing or extent of this upturn, we will continue to operate in a prudent manner, controlling costs and capital expenditures. We appreciate the support of our shareholders and the dedication of our employees in this effort.

Sincerely,



Thomas P. Richards
Chairman, President and
Chief Executive Officer
February 26, 2003


5963
2187
1824
382
2150
2674
97
98
99
00
01
02

Average Margin
per rig day


61
49
47
30
29
98
99
00
01
02

Net Debt to Total Capitalization
year-end percents

Grey Wolf's fleet of 115 premium drilling rigs successfully surmounts the technical challenges of drilling deep and complex horizontal and directional wells in difficult geologic formations. Industry economics demand greater efficiency. Grey Wolf invests in more powerful hydraulics, top drives and computerized instrumentation to minimize unexpected events and improve productivity – keys to adding value. Two-thirds of the fleet's rigs are diesel-electric or trailer-mounted, earning the best margins and maintaining the highest levels of utilization in up and down markets. The Company expects to invest between $23.0 and $26.0 million in its equipment to promote further standardization and higher margins at the wellsite in 2003.



The percentage of the wells drilled directionally and horizontally continues to increase. Nearly 34% of the wells drilled today involve these techniques versus 24% in 1994.



We utilize larger and more fuel-efficient engines, meeting the latest emission standards, that generate more horsepower for operating the rig.

Our rigs drilled wells to an average depth of almost 11,500 feet in 2002 compared with the U.S. average depth of approximately 5,800 feet and more than 98% of Grey Wolf's fleet is rated for drilling depths of 10,000 feet or greater. As the search for natural gas becomes more complex, customers are willing to pay a premium for equipment that can efficiently target deep formations with the potential for larger natural gas reserves. In a fleet with a deep-drilling bias, Rig 558 is a standout. One of the world's largest drilling rigs, this 4,000 horsepower unit is drilling a 24,700-foot well in Wyoming's Wind River Basin for Burlington Resources. In addition to its ultra-deep target destination – a footage exceeding Alaska's 20,320-foot Mt. McKinley – Rig 558 faces the challenge of drilling through formations with extreme pressures and high concentrations of hydrogen sulfide and carbon dioxide.


20,320 ft.


We have 14 top drive drilling systems that have capacities of 500- to 750-tons.
Grey Wolf uses specialty strings of drill pipe from 3 1/2" to 5 7/8" outside diameter.
Grey Wolf's fleet utilizes larger mud pumps providing greater down hole hydraulic horsepower.
Grey Wolf provides a complete safety system for its employees. Job planning along with crew communication and participation delivers a minimum of unscheduled events.
Our rigs provide improved solids control and fluids handling capabilities to provide maximum well bore stability.
All of our rigs are equipped with electronic digital drilling systems providing efficient data management, real time analysis and greater drilling control.

Investments in qualified people are as significant as investments in equipment, especially in the technically challenging environment of a large drilling rig. Despite market downturns, Grey Wolf retains experienced drillers and toolpushers. The Company also invests significantly on training each year with approximately $3.5 million dedicated to safety and operations training in 2002. Highly experienced, motivated crews assure consistent standards for safety, environmental awareness, cleanliness and preventive maintenance. These factors enhance productivity and add value.



Two new Link-Belt cranes will provide heavy-lift capacity for rig ups and rig downs.



The average cost of an injury resulting in even one day of lost time is $28,000, according to the National Safety Council. Reflecting Grey Wolf's commitment to an incident-free work environment, we utilize a comprehensive Safety Training Manual. The Company's crews again achieved a safety record exceeding the industry average in 2002 as well as improvement over 2001. Twenty-seven of the Company's rigs completed the year without a recordable event.

Equipment recertification and continuous training demonstrate the Company's commitment to incident-free operations.


GREYWOLF
TRAINING MANUAL
Hazwoper Safety Meeting
GREYWOLF

Crews on Grey Wolf's rigs distinguish themselves every day by doing what they do best: keeping safety a number one commitment and striving to do more than what a customer expects. When a well is drilled, it does not matter if the industry is in an upturn or a downturn. What matters is that the Company's crews perform at their highest levels, successfully meeting the challenges of that specific drilling program. The drillers and toolpushers on Grey Wolf's rigs possess irreplaceable knowledge of safety and equipment performance, teamwork essentials and the rhythm of a smooth drilling operation. Many employees have worked years on the same rig in the same division, learning the particular geologic profile of the land and developing close customer relationships essential to successful drilling programs. Pictured is Allen Goolsby, a toolpusher on Rig 516, who is a 12 year veteran of the Company. Rig 516 is managed out of the Gulf Coast Division.


GREYWOLF
GREY WOLF



Grey Wolf is one of the most successful examples of consolidation among land drilling contractors, tracing its roots and the core of its experience from more than ten companies, some established as early as 1919.

Operating in the nation's most prolific natural gas markets, over 95% of Grey Wolf's projects involve gas targets. The Company has a long-established presence in the Ark-La-Tex, Gulf Coast, Mississippi/Alabama, and South Texas regions and in 2001 put rigs to work in the Rocky Mountain region and West Texas. With six rigs in West Texas and two in Wyoming, Grey Wolf's market expansion utilizes higher-end rigs that fill a specialized niche, especially in traditionally "old tech" markets. Grey Wolf's customer base comprises oil and gas majors and independents that enjoyed improved cash flows from higher commodity prices beginning in late 2002. As they expand drilling budgets in 2003, Grey Wolf will be in the right places with the right equipment and people to benefit from an upturn.





Deep-Drilling Bias

maximum rated depth capacity of rig fleet

Grey Wolf's rig fleet totals 115 rigs with two-thirds of the rigs capable of drilling 15,000 feet or deeper.


15,000 ft.+
Under 10,000 ft.
10,000 ft.- 14,999 ft.

Number of Rigs	
Under 10,000 ft.	2
10,000 -14,999 ft.	36
15,000 ft.+	77
Total	115

The Rocky Mountain region holds prolific natural gas deposits.



Texas, Louisiana, Mississippi and Alabama, are where the nation's most significant natural gas reserves are found.

Headquartered in Houston, Texas, the Company maintains field offices and/or yards in Alice and Midland, Texas; Eunice and Shreveport, Louisiana; and Casper, Wyoming.

U.S. Gas Supply

The onshore United States holds almost 60% of the supply of natural gas used on a daily basis.


Gulf of Mexico Deep Water 6%
Gulf of Mexico Shelf 19%
Imports and Other 16%
Onshore 59%

Providing ancillary services to improve margins at the wellsite is a Grey Wolf hallmark. As a leading onshore contractor providing turnkey services, we completed 36 turnkey and footage wells in 2002. Success in this high-margin end of our business requires expert abilities to assess risk by analyzing geologic, seismic and drilling data. Our engineering and operating experience, crew teamwork and premium equipment then combine to achieve smooth completion of turnkey projects, which produced operating margins of $5,760 per day versus $2,364 for daywork in 2002. Further margin enhancements are produced by 14 top drives as well as a fleet of trucks. The Company invested $1.2 million in two new cranes with 80-ton lift capacities that will reduce the time required and the cost of rig ups and downs, further improving margins at the wellsite.


Risk Analysis Experience
Seismic, Geologic, Drilling Data
Engineering/ Technical Expertise
Commitment to Safety
Turnkey Services
Quality Drilling Personnel
Premium Drilling Equipment



The Company's fleet of trucks in the South Texas and Ark-La-Tex Divisions moves our rigs safely and efficiently.

To accurately assess the risks and bid on turnkey contracts requires extensive knowledge of geologic properties, drilling experience in a locale and evaluation of the equipment and operations expertise needed on a project. Drilling these wells successfully demonstrates Grey Wolf's capacity to deliver the essentials with excellence in both *turnkey and daywork.*


BEFORE LOG VERIFICATION


Mack



Directors: (Seated from left) Steven A. Webster, Thomas P. Richards, James K. B. Nelson (Standing from left) Frank M. Brown, William T. Donovan, Robert E. Rose, William R. Ziegler



Officers: (Seated from left) Gary D. Lee, David W. Wehlmann, Edward S. Jacob III (Standing from left) Merrie S. Costley, Donald J. Guedry, Jr.
Not pictured: William E. Chiles

Form 10K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

[X] Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the Fiscal Year Ended December 31, 2002

[ ] Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Commission file number 1-8226

GREY WOLF, INC.
(Exact name of registrant as specified in its charter)

Texas (State or other jurisdiction of incorporation or organization)	74-2144774 (I.R.S. Employer Identification Number)
10370 Richmond Avenue, Suite 600 Houston, Texas (Address of principal executive offices)	77042 (Zip Code)

Registrant's telephone number, including area code: 713-435-6100

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, Par Value $0.10	American Stock Exchange
Rights to Purchase Junior Participating Preferred Stock, Par Value $1.00	American Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes [✓] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (229.405 under the Securities Exchange Act of 1934) is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [✓]

At February 28, 2003, 181,147,811 shares of the Registrant's common stock were outstanding. The aggregate market value of the Registrant's voting stock held by non-affiliates (based upon the closing price on the American Stock Exchange on February 28, 2003 of $4.17) was approximately $702.9 million.

The following documents have been incorporated by reference into the Parts of this Report indicated: Certain sections of the Registrant's definitive proxy statement for the Registrant's 2002 Annual Meeting of shareholders which is to be filed pursuant to Regulation 14A under the Securities Exchange Act of 1934 within 120 days of the Registrant's fiscal year ended December 31, 2002, are incorporated by reference into Part III hereof.

PART I

ITEM 1. BUSINESS

General

Grey Wolf, Inc., a Texas corporation formed in 1980, is a leading provider of contract land drilling services in the United States with a fleet of 116 rigs at February 28, 2003, of which 73 rigs are marketed. Included in the marketed fleet is one non-owned rig that we operate for a third party. Our customers include independent producers and major oil and gas companies. We conduct all of our operations through our subsidiaries. Our principal office is located at 10370 Richmond Avenue, Suite 600, Houston, TX 77042, and our telephone number is (713) 435-6100. Our website address is www.gwdrilling.com.

We make available free of charge through our website our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports of Form 8-K, and all amendments to those reports as soon as reasonably practicable after such material is electronically filed with the Securities and Exchange Commission. Information on our website is not a part of this report.

Business Strategy

Within the framework of a very cyclical industry, our strategy is to maximize shareholder value during periods of increasing demand and mitigate risk during periods of reduced demand. Our goal is to enter each phase of our industry's cycles in a stronger position. We attempt to achieve this by:

- delivering quality, value-added service to our customers;
- maintaining a leading position in our core markets;
- responding to market conditions by balancing dayrates with utilization;
- maintaining a high level of utilization for our marketed rigs;
- enhancing cash flow through our turnkey and trucking operations and use of our top drives;
- controlling costs and maintaining capital spending discipline;
- maintaining a premium fleet of equipment with bias toward deep drilling for natural gas;
- using term contracts to provide sufficient cash flow to cover incremental capital expenditures for refurbishments on rigs under term contracts;
- using term contracts to mitigate the cyclical nature of dayrates;
- searching for new market opportunities where we believe our quality fleet of rigs would be able to generate attractive returns; and
- searching for potential acquisition candidates that we believe would be accretive.

Industry Overview

Our business is highly cyclical. It depends on the level of drilling activity by oil and gas exploration and production companies. The number of wells they choose to drill is strongly influenced by past trends in oil and natural gas prices, current prices, and their outlook for future oil and natural gas prices.

After approximately two years of increasing dayrates and rig activity, demand for drilling rigs began to decline late in the third quarter of 2001. We believe this decline was due to lower commodity prices. This was reflected in the domestic land rig count, as reported in the Baker Hughes rotary rig count, which declined from a high of 1,114 rigs during July 2001 to a low of 613 rigs in early April 2002. Natural gas and West Texas Intermediate Crude prices based upon the New York Mercantile Exchange ("NYMEX") near month contract were \$2.67 per mmbtu and \$22.80 per barrel, respectively, during this time period. During the second quarter of 2002 and until the end of 2002, natural gas and oil prices generally improved and we saw a stabilization of the domestic land rig count at an average of 710 rigs. Natural gas prices, based upon the NYMEX near month contract, from April 1, 2002 through December 31, 2002 averaged \$3.64 per mmbtu while the average NYMEX near month contract price of West Texas Intermediate Crude was \$27.57 per barrel.

There was an increase in natural gas and oil prices beginning in December 2002 that has continued into 2003. Natural gas and oil prices averaged \$5.99 per mmbtu and \$34.17 per barrel, respectively, from January 1, 2003 to February 28, 2003. The domestic land rig count at February 28, 2003 was 788 rigs.

Current Conditions and Outlook

We are in a solid position to benefit from an increase in drilling activity which we believe could develop in 2003. During the latest downturn, we maintained our premium fleet of equipment and retained our experienced personnel which are essential to providing quality service to our customers and returning our rigs to work when market conditions improve. Improving commodity prices have and should continue to improve our customers' cash flows, which we believe could result in additional drilling. The NYMEX twelve-month strip price for natural gas and West Texas Intermediate Crude was $5.90 per mmbtu and $30.67 per barrel, respectively at February 28, 2003. In addition, natural gas storage levels have recently been falling with current levels approximately 34% lower than the five-year average as of February 27, 2003. We averaged between 54 to 56 rigs working each quarter in 2002 and have averaged 57 rigs working thus far in the first quarter of 2003. However, we have seen an increase in the amount of future work for our rigs currently operating. This future work is in the form of signed contracts and oral commitments from our customers. At February 28, 2003, we had 63 rigs working.

Operations

At February 28, 2003, we had a rig fleet of 116 rigs, 73 of which were marketed, 27 cold-stacked and 16 held for future refurbishment. Cold-stacked rigs are rigs that are stacked without crews and are not currently being marketed. Included in the rig fleet is one rig that we do not own but operate for a third party. We currently conduct our operations in the following domestic drilling markets:

- Ark-La-Tex;
- Gulf Coast;
- Mississippi/Alabama;
- South Texas;
- Rocky Mountain; and
- West Texas.

We refer to the Ark-La-Tex, Gulf Coast, Mississippi/Alabama and South Texas markets as our "core markets," because the majority of our rigs are located in those markets. We conduct our operations primarily in domestic markets which we believe have historically had greater utilization rates and dayrates than the combined total of all other domestic markets. This is in part due to the heavy concentration of natural gas reserves in these markets. During 2002, approximately 98% of the wells we drilled for our customers were drilled in search of natural gas. Larger natural gas reserves are typically found in deeper geological formations and generally require premium equipment and quality crews to drill the wells.

Ark-La-Tex Division. Our Ark-La-Tex division provides drilling services primarily in the Ark-La-Tex market which consists of Northeast Texas, Northern Louisiana and Southern Arkansas, and the Mississippi/Alabama market. We currently have 17 marketed rigs in this division which consist of 10 diesel electric rigs and seven mechanical rigs. Our Ark-La-Tex division also operates a fleet of 22 trucks which are used exclusively to move our rigs. The Ark-La-Tex division also manages the operations of our Rocky Mountain and West Texas districts.

We had an average of 12 rigs working in our Ark-La-Tex division during 2002. Daywork contracts generated approximately 92% of our revenues in this division, while turnkey and footage contracts generated the remaining 8%. The average revenue per rig day worked by the division during 2002 was $11,250.

Gulf Coast Division. Our Gulf Coast division provides drilling services in Southern Louisiana and along the upper Texas Gulf Coast. We currently have 19 marketed rigs in this division which consist of 17 diesel electric rigs and two mechanical rigs.

We had an average of 16 rigs working in our Gulf Coast division during 2002. Daywork contracts generated approximately 77% of our revenues in this division, while turnkey and footage contracts generated the remaining 23%. The average revenue per rig day worked by the division during 2002 was $15,560.

South Texas Division. We believe that trailer-mounted rigs and 1,500 to 2,000 horsepower diesel electric rigs are in highest demand in this market. Trailer-mounted rigs are more mobile than conventional rigs, thus decreasing the time and expense to the customer of moving the rig to and from the drill site. Under ordinary conditions, trailer-mounted rigs are capable of drilling an average of two 10,000 foot wells per month. We currently have 29 marketed rigs in this division, including one non-owned rig that we operate for a third party. The marketed rigs consist of 14 diesel electric rigs, ten trailer-mounted rigs, one of which is diesel electric, and five mechanical rigs. The South Texas division also operates a fleet of 35 trucks which are used exclusively to move our rigs.

We had an average of 22 rigs working in our South Texas division during 2002. Daywork contracts generated approximately 98% of our revenues in this division, while turnkey and footage contracts generated the remaining 2%. The average revenue per rig day worked by the division during 2002 was $10,185.

Rocky Mountain District. Our Rocky Mountain district provides drilling services in the market area which consists of Wyoming, Colorado, northwest Utah and northern New Mexico. We began operations in the Rocky Mountain market in June 2001 and currently have two marketed rigs in this district. Both rigs are high horsepower diesel electric rigs. Both rigs worked all year under daywork term contracts which generated 100% of our revenues in this district. The average revenue per rig day worked by the district during 2002 was $17,411. Currently, we have one rig working in this district. We continue to look for opportunities to expand our market presence in this area.

West Texas District. Our West Texas district provides drilling services in West Texas and Southeast New Mexico. We began operations in West Texas in October 2001. Since that time we have increased the number of marketed rigs in this district to six and all six are diesel electric rigs. During 2002, we averaged three rigs working under daywork contracts, with the average revenue per rig day worked during 2002 of $11,394.

Cold Stacked Rigs and Rigs Held for Refurbishment

We have the ability to return all 27 cold-stacked rigs to work at an estimated aggregate cost of $1.5 million, which would bring our marketed fleet to 100 rigs. In addition, we have 16 rigs held for future refurbishment that could be returned to service for an average of approximately $5.0 million per rig, excluding drill pipe and drill collars. The actual number of rigs reactivated in 2003, if any, and in the future will depend upon many factors, including our estimation of existing and anticipated demand and dayrates, our success in bidding for domestic contracts, including term contracts, and the timing of the reactivations. The actual cost of reactivating these rigs would also depend upon the specific customer requirements and to the extent that we choose to upgrade these rigs.

Contracts

Our contracts for drilling oil and natural gas wells are obtained either through competitive bidding or as a result of negotiations with customers. Contract terms offered by us are generally dependent on the complexity and risk of operations, on-site drilling conditions, type of equipment used and the anticipated duration of the work to be performed. Generally, drilling contracts are for a single well. The majority of our drilling contracts are typically subject to termination by the customer on short notice with no penalty. Our drilling contracts generally provide for compensation on either a daywork, turnkey or footage basis.

Daywork Contracts. Under daywork drilling contracts, we provide a drilling rig with required personnel to our customer who supervises the drilling of the well. We are paid based on a fixed rate per day while the rig is utilized. Daywork drilling contracts specify the equipment to be used, the size of the hole and the depth of the well. Under a daywork drilling contract, the customer bears a large portion of out-of-pocket costs of drilling. The dayrate we receive is not dependent on the usual risks associated with drilling, such as time delays for various reasons, including stuck drill pipe or blowout.

We strive, whenever market conditions allow, to utilize term contracts to provide drilling services on a daywork basis. These term contracts typically have terms ranging in length from six months to two years and include a per rig day termination rate approximately equal to our daily margin on each contract. During late 2001 and 2002, the use of term contracts enabled us to maintain higher margins than would otherwise be attainable during the latest downturn.

Turnkey Contracts. Under a turnkey contract, we contract to drill a well to an agreed upon depth under specified conditions for a fixed price, regardless of the time required or the problems encountered in drilling the well. We provide technical expertise and engineering services, as well as most of the materials required for the well, and are compensated when the contract terms have been satisfied. Turnkey contracts afford an opportunity to earn a higher margin than would normally be available on daywork or footage contracts if the contract can be completed successfully without complications.

The risks to us under a turnkey contract are substantially greater than on a daywork basis because we assume most of the risks associated with drilling operations generally assumed by the operator in a daywork contract, including the risk of blowout, loss of hole, stuck drill pipe, machinery breakdowns, abnormal drilling conditions and risks associated with subcontractors' services, supplies, cost escalation and personnel. We employ or contract for engineering expertise to analyze seismic, geologic and drilling data to identify and reduce many of the drilling risks assumed by us. We use the results of this analysis to evaluate the risks of a proposed contract and seek to account for such risks in our bid preparation. We believe that our operating experience, qualified drilling personnel, risk management program, internal engineering expertise and access to proficient third party engineering contractors have allowed us to reduce the risks inherent in turnkey drilling operations. We also maintain insurance coverage against some but not all drilling hazards.

Footage Contracts. Under footage contracts, we are paid a fixed amount for each foot drilled, regardless of the time required or certain problems encountered in drilling the well. We typically pay more of the out-of-pocket costs associated with footage contracts than under daywork contracts. Similar to a turnkey contract, the risks to us on a footage contract are greater because we assume most of the risks associated with drilling operations generally assumed by the operator in a daywork contract, including the risk of blowout, loss of hole, stuck drill pipe, machinery breakdowns, abnormal drilling conditions and risks associated with subcontractors' services, supplies, cost escalation and personnel. As with turnkey contracts, we manage this additional risk through the use of engineering expertise and bid the footage contracts accordingly. We also maintain insurance coverage against certain drilling hazards.

Customers and Marketing

Our contract drilling customers include independent producers and major oil and gas companies. In 2002, 45% of our revenue came from major oil and gas companies and large independent producers, while the remaining 55% came from other independents. Also during 2002, 11% of our revenue was derived from daywork contracts with EOG Resources, Inc. We primarily market our drilling rigs on a regional basis through employee sales representatives. These sales representatives utilize personal contacts and industry periodicals and publications to determine which operators are planning to drill oil and natural gas wells in the immediate future. Once we have been placed on the "bid list" for an operator, we will typically be given the opportunity to bid on all future wells for that operator in the area.

From time to time we also enter into informal, nonbinding commitments with our customers to provide drilling rigs for future periods at agreed upon rates plus fuel and mobilization charges, if applicable, and escalation provisions. This practice is customary in the land drilling business during times of increasing rig demand. Although neither we nor the customer are legally required to honor these commitments, we generally satisfy such commitments in order to maintain good customer relations.

Insurance

Our operations are subject to the many hazards inherent in the drilling business, including, for example, blowouts, cratering, fires, explosions and adverse weather. These hazards could cause personal injury, death, suspend drilling operations or seriously damage or destroy the equipment involved and could cause substantial damage to producing formations and surrounding areas. Damage to the environment could also result from our operations, particularly through oil spillage and extensive, uncontrolled fires. As a protection against operating hazards, we maintain insurance coverage, including comprehensive general liability and commercial contract indemnity, commercial umbrella and workers' compensation insurance, property casualty insurance on our rigs and drilling equipment, and "control of well" insurance.

Our third party liability insurance coverage under our general policies is $1.0 million per occurrence, with a deductible of $250,000 per occurrence. We believe that we are adequately insured for public liability and property damage to others with respect to our operations. However, our insurance may not be sufficient to protect us against liability for all consequences of well disasters, extensive fire damage, damage to the environment, damage to producing formations, or other hazards.

Our workers' compensation insurance coverage is $1.0 million per occurrence with a deductible of $250,000 per occurrence. With respect to workers' compensation insurance, we issue letters of credit for the benefit of various insurance companies as collateral for retrospective premiums and retained losses within the deductible amounts. We believe that we are adequately insured for workers' compensation. We have commercial umbrella, or excess liability insurance, to cover general liability and workers' compensation claims which are higher than the maximum coverage provided under those policies. Our excess liability insurance covers up to a maximum of $75.0 million in the aggregate and has deductibles per occurrence of $25,000 on the first $10.0 million of coverage and $50,000 on the remaining $65.0 million of coverage.

Our insurance coverage for property damage to our rigs and drilling equipment is based on our estimate of the cost of comparable used equipment to replace the insured property. There is a deductible on rigs of $850,000 in the aggregate over an eighteen month policy period (with a sublimit of up to $575,000 per claim in respect of such aggregate limit) to be comprised of losses otherwise recoverable thereafter in excess of a $50,000 maintenance deductible. There is a $10,000 deductible per occurrence on other equipment. We do not have insurance coverage against loss of earnings resulting from damage to our rigs.

We also maintain insurance coverage to protect against certain hazards inherent in our turnkey and footage contract drilling operations. This insurance covers "control of well" (including blowouts above and below the surface), cratering, seepage and pollution and care, custody and control. Our current insurance provides $500,000 coverage per occurrence for care, custody and control, and coverage per occurrence for control of well, cratering, seepage and pollution associated with drilling operations of either $10.0 million or $20.0 million, depending upon the area in which the well is drilled and its target depth. Each form of coverage provides for a deductible that we must meet, as well as a maximum limit of liability. Each casualty is an occurrence, and there may be more than one such occurrence on a well, each of which would be subject to a separate deductible.

We are self-insured for our employee health plan but purchase stop-loss coverage in order to limit our exposure to a maximum of $175,000 per occurrence under the plan. There is no aggregate limit under the stop-loss policy.

No assurances can be given that we will be able to maintain the above-mentioned insurance types and/or the amounts of coverage that we believe to be adequate. Also, there are no assurances that these types of coverages will be available in the future. The rising cost and/or availability of certain types of insurance could have an adverse effect on our financial condition and results of operations.

Certain Risks

Our business is subject to a number of risks and uncertainties, the most important of which are listed below:

Our business can be adversely affected by low oil and natural gas prices and expectations of low prices.

As a supplier of land drilling services, our business depends on the level of drilling activity by oil and gas exploration and production companies operating in the geographic markets where we operate. The number of wells they choose to drill is strongly influenced by past trends in oil and natural gas prices, current prices, and their outlook for future oil and natural gas prices. Low oil and natural gas prices, or the perception among oil and gas companies that future prices are likely to decline, can materially and adversely affect us in many ways, including:

- our revenues, cash flows and earnings;
- our customers may seek to terminate, renegotiate or fail to honor our term drilling contracts;
- the fair market value of our rig fleet which in turn could trigger a writedown for accounting purposes;
- our ability to maintain or increase our borrowing capacity;
- our ability to obtain additional capital to finance our business and make acquisitions, and the cost of that capital; and
- our ability to retain skilled rig personnel who we would need in the event of an increase in the demand for our services.

Oil and natural gas prices have been volatile historically and, we believe, will continue to be so in the future. Many factors beyond our control affect oil and natural gas prices, including:

- weather conditions in the United States and elsewhere;
- economic conditions in the United States and elsewhere;
- actions by OPEC, the Organization of Petroleum Exporting Countries;
- political stability in the Middle East, Venezuela and other major producing regions;
- governmental regulations, both domestic and foreign;
- the pace adopted by foreign governments for exploration of their national reserves; and
- the overall supply and demand for oil and natural gas.

We operate in a highly competitive, fragmented industry in which price competition is intense.

The drilling contracts we compete for are usually awarded on the basis of competitive bids. We believe pricing and rig availability are the primary factors considered by our potential customers in determining which drilling contractor to select. We believe other factors are also important. Among those factors are:

- the type and condition of drilling rigs;
- the quality of service and experience of rig crews;
- the safety record of the Company and the particular drilling rig;
- the offering of ancillary services; and
- the ability to provide drilling equipment adaptable to, and personnel familiar with, new technologies and drilling techniques.

While we must generally be competitive in our pricing, our competitive strategy generally emphasizes the quality of our equipment, the safety record of our rigs and the experience of our rig crews to differentiate us from our competitors. This strategy is less effective as lower demand for drilling services intensifies price competition and makes it more difficult for us to compete on the basis of factors other than price. In all of the markets in which we compete, an over supply of rigs can cause greater price competition.

Contract drilling companies compete primarily on a regional basis, and the intensity of competition may vary significantly from region to region at any particular time. If demand for drilling services improves in a region where we operate, our competitors might respond by moving in suitable rigs from other regions. An influx of rigs from other regions could rapidly intensify competition and make any improvement in demand for drilling rigs short-lived.

We face competition from competitors with greater resources.

Certain of our competitors have greater financial and human resources than do we. Their greater capabilities in these areas may enable them to:

- better withstand periods of low rig utilization;
- compete more effectively on the basis of price and technology;
- retain skilled rig personnel; and
- build new rigs or acquire and refurbish existing rigs so as to be able to place rigs into service more quickly than us in periods of high drilling demand.

Our drilling operations involve inherent risks of loss which if not insured or indemnified against could adversely affect our results of operations and financial condition.

Our business is subject to the many hazards inherent in the land drilling business including the risks of:

- blowouts;
- fires and explosions;
- collapse of the borehole;
- lost or stuck drill strings; and
- damage or loss from natural disasters.

We attempt to obtain indemnification from our customers by contract for certain of these risks under daywork contracts but are not always able to do so. We also seek to protect ourselves from some but not all operating hazards through insurance coverage.

If these drilling hazards occur they can produce substantial liabilities to us from, among other things:

- suspension of drilling operations;
- damage to the environment;
- damage to, or destruction of our property and equipment and that of others;
- personal injury and loss of life; and
- damage to producing or potentially productive oil and natural gas formations through which we drill.

The indemnification we receive from our customers and our own insurance coverage may not, however, be sufficient to protect us against liability for all consequences of disasters, personal injury and property damage. Additionally, our insurance coverage generally provides that we bear a portion of the claim through substantial insurance coverage deductibles. The premiums we pay for insurance policies are also subject to substantial increase based upon our claims history and outside economic events that affect the insurance industry in general, which may increase our operating costs. We can offer no assurance that our insurance or indemnification arrangements will adequately protect us against liability from all of the hazards of our business. We are also subject to the risk that we may be unable to obtain or renew insurance coverage of the type and amount we desire at reasonable rates. If we were to incur a significant liability for which we were not fully insured or indemnified it could have a material adverse effect on our financial position and results of operations.

Our operations are subject to environmental laws that may expose us to liabilities for noncompliance which may adversely affect us.

Many aspects of our operations are subject to domestic laws and regulations. For example, our drilling operations are typically subject to extensive and evolving laws and regulations governing:

- environmental quality;
- pollution control; and
- remediation of environmental contamination.

Our operations are often conducted in or near ecologically sensitive areas, such as wetlands which are subject to special protective measures and which may expose us to additional operating costs and liabilities for noncompliance with applicable laws. The handling of waste materials, some of which are classified as hazardous substances, is a necessary part of our operations. Consequently, our operations are subject to stringent regulations relating to protection of the environment and waste handling which may impose liability on us for our own noncompliance and, in addition, that of other parties without regard to whether we were negligent or otherwise at fault. Compliance with applicable laws and regulations may require us to incur significant expenses and capital expenditures which could have a material and adverse effect on our operations by increasing our expenses and limiting our future contract drilling opportunities.

In addition to trade liabilities, we have $250.0 million of principal amount indebtedness under our senior notes with semi-annual interest payments of approximately $11.1 million.

We are indebted for a total of $250.0 million in principal amount under our 8⅞% Senior Notes due 2007. Semi-annual interest payments on the senior notes of approximately $11.1 million are due on January 1 and July 1 of each year. Our operating activities provided net cash sufficient to pay our debt service obligations for the year ended December 31, 2002; however, there can be no assurances that we will be able to generate sufficient cash flow in the future.

Our ability in the future to meet our debt service obligations and reduce our total indebtedness will depend on a number of factors including:

- oil and natural gas prices;
- demand for our drilling services;

- continuation of a successful business strategy ; and
- other financial and business factors that affect us.

Many of these factors are beyond our control.

If we do not generate sufficient cash flow to pay debt service and repay principal in the future, we will likely be required to use one or more of the following measures:

- use our cash balances;
- use our existing credit facility;
- obtain additional external financing;
- refinance our indebtedness; and
- sell our assets.

We have had only two profitable years since 1991.

We have a history of losses with our only profitable years since 1991 being 1997 and 2001 in which we had net income of $10.2 million and $68.5 million, respectively. Whether we are able to be profitable in the future will depend on many factors, but primarily on the utilization rates for our rigs and the rates we charge for them.

Unexpected cost overruns on our turnkey and footage drilling jobs could adversely affect us.

We have historically derived a significant portion of our revenues from turnkey and footage drilling contracts and we expect that they will continue to represent a significant component of our revenues. The occurrence of uninsured or under-insured losses or operating cost overruns on our turnkey and footage jobs could have a material adverse effect on our financial position and results of operations. Under a typical turnkey or footage drilling contract, we agree to drill a well for our customer to a specified depth and under specified conditions for a fixed price. We typically provide technical expertise and engineering service, as well as most of the equipment required for the drilling of turnkey and footage wells. We often subcontract for related services. Under typical turnkey drilling arrangements, we do not receive progress payments and are entitled to be paid by our customer only after we have performed the terms of the drilling contract in full. For these reasons, the risk to us under turnkey and footage drilling contracts is substantially greater than for wells drilled on a daywork basis because we must assume most of the risks associated with drilling operations that are generally assumed by our customer under a daywork contract. Although we attempt to obtain insurance coverage to reduce certain of the risks inherent in our turnkey and footage drilling operations, we can offer no assurance that adequate coverage will be obtained or will be available in the future.

Our indentures and credit agreements may prohibit us from participation in certain transactions that we may consider advantageous.

The indentures under which we issued our senior notes contain restrictions on our ability and the ability of certain of our subsidiaries to engage in certain types of transactions. These restrictive covenants may adversely affect our ability to pursue business acquisitions. These include covenants which may prohibit or limit our ability to:

- incur additional indebtedness;
- pay dividends or make other restricted payments;
- repurchase our equity securities;
- sell material assets;
- grant or permit liens to exist on our assets;
- enter into sale and lease-back transactions;
- make certain investments;
- enter into transactions with related persons; and
- engage in lines of business unrelated to our core land drilling business.

Our senior secured credit facility also contains covenants restricting our ability and our subsidiaries' ability to undertake many of the same types of transactions, and when certain conditions are met, contains financial ratio covenants. They may also limit our ability to respond to changes in market conditions. Our ability to meet the financial ratio covenants of our credit agreement and indentures can be affected by events and conditions beyond our control and we may be unable to meet those tests.

Our senior secured credit facility contains default terms that effectively cross default with the indentures covering our senior notes. If we breach the covenants in the indentures it could cause our default under our senior notes, and also under our senior secured credit agreement, and possibly under other then outstanding debt obligations owed by us or our subsidiaries. If the indebtedness under our senior secured credit agreement or other indebtedness owed by us or our subsidiaries is more that $10.0 million and is not paid when due, or is accelerated by the holders of the debt, then an event of default under the indenture covering our senior notes would occur. If circumstances arise in which we are in default under our various credit agreements, our cash and other assets may be insufficient to repay our indebtedness and that of our subsidiaries.

We could be adversely affected if shortages of equipment, supplies or personnel occur.

While we are not currently experiencing any shortages, from time to time there have been shortages of drilling equipment and supplies which we believe could reoccur. During periods of shortages, the cost and delivery times of equipment and supplies are substantially greater. In the past, in response to such shortages, we have entered in agreements with various suppliers and manufacturers that enabled us to reduce our exposure to price increases and supply shortages. Although we have formed many informal supply arangements with equipment manufacturers and suppliers, there can be no assurance that we will be able to maintain existing arrangements. Shortages of drilling equipment or supplies could delay and adversely affect our ability to return to service our rigs held for future refurbishment and obtain contracts for our marketed rigs, which could have a material adverse effect on our financial condition and results of operations.

Although we have not encountered material difficulty in hiring and retaining qualified rig crews, such shortages have occurred in the past in our industry. We may experience shortages of qualified personnel to operate our rigs, which could have a material adverse effect on our financial condition and results of operations.

Our indentures and credit agreement restrict our ability to pay dividends.

We have never declared a cash dividend on our common stock and do not expect to pay cash dividends on our common stock for the foreseeable future. We expect that all cash flow generated from our operations in the foreseeable future will be retained and used to develop or expand our business, pay debt service and reduce outstanding indebtedness. Furthermore, the terms of our senior secured credit facility prohibit the payment of dividends without the prior written consent of the lenders and the terms of the indentures under which our senior notes are issued also restrict our ability to pay dividends under certain conditions.

Certain provisions of our organizational documents, securities, and credit agreement have anti-takeover effects which may prevent our shareholders from receiving the maximum value for their shares.

Our articles of incorporation, bylaws, securities, and credit agreement contain certain provisions that may delay or prevent entirely a change of control transaction not supported by our board of directors, or which may have that general effect. These measures include:

- classification of our board of directors into three classes, with each class serving a staggered three year term;
- giving our board of directors the exclusive authority to adopt, amend or repeal our bylaws and thus prohibiting shareholders from doing so;
- requiring our shareholders to give advance notice of their intent to submit a proposal at the annual meeting; and
- limiting the ability of our shareholders to call a special meeting and act by written consent.

Additionally, the indentures under which our senior notes are issued, require us to offer to repurchase all senior notes then outstanding at a purchase price equal to 101% of the principal amount of the senior notes plus accrued and unpaid interest to the date of purchase in the event that we become subject to a change of control, as defined in the indentures. This feature of the indentures could also have the effect of discouraging potentially attractive change of control offers.

Furthermore, we have adopted a shareholder rights plan which may have the effect of impeding a hostile attempt to acquire control of us.

Large amounts of our common stock may be resold into the market in the future which could cause the market price of our common stock to drop significantly, even if our business is doing well.

As of February 28, 2003, 181.1 million shares of our common stock were issued and outstanding. In addition, as of February 28, 2003, we had issued options to purchase 8.7 million shares of common stock and these options are currently exercisable for 4.0 million shares of common stock. The market price of our common stock could drop significantly if future sales of substantial amounts of our common stock occur, or if the perception exists that substantial sales may occur.

Employees

At February 28, 2003, we had approximately 1,750 employees. None of our employees are subject to collective bargaining agreements, and we believe our employee relations are satisfactory.

Forward-Looking Statements

This Annual Report on Form 10-K contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical facts included in this report are forward-looking statements, including statements regarding the following:

- business strategy;
- demand for our services;
- 2003 rig activity and financial results;
- reactivation and cost of reactivation of non-marketed rigs;
- projected dayrates and daily margins;
- wage rates and retention of employees;
- sufficiency of our capital resources and liquidity;
- depreciation and capital expenditures in 2003; and
- anticipated operating and financial results with respect to our term drilling contracts.

Although we believe the expectations and beliefs reflected in such forward-looking statements are reasonable, we can give no assurance that such expectations will prove to have been correct. Important factors that could cause actual results to differ materially from our expectations include:

- fluctuations in prices and demand for oil and natural gas;
- fluctuations in levels of oil and natural gas exploration and development activities;
- fluctuations in the demand for contract land drilling services;
- the existence and competitive responses of our competitors;
- attempts by our customers to terminate, renegotiate, or fail to honor term drilling contracts;
- technological changes and developments in the industry;
- the existence of operating risks inherent in the contract land drilling industry;
- U.S. and global economic conditions;
- the availability and terms of insurance coverage;
- the ability to attract and retain qualified personnel;
- unforeseen operating costs such as cost for environmental remediation and turnkey cost overruns; and
- weather conditions.

Our forward-looking statements speak only as of the date specified in such statements or, if no date is stated, as of the date of this report. Grey Wolf expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement contained in this report to reflect any change in our expectations or with regard to any change in events, conditions or circumstances on which our forward-looking statements are based. Please refer to "Certain Risks" above for additional information concerning risk factors that could also cause actual results to differ from the forward-looking statements.

ITEM 2. PROPERTIES

Drilling Equipment

An operating land drilling rig consists of engines, drawworks, mast, substructure, pumps to circulate drilling fluid, blowout preventers, drill pipe and related equipment. The actual drilling capacity of a rig may be less than its rated drilling capacity due to numerous factors. The intended well depth and the drill site conditions determine the amount of drill pipe and other equipment needed to drill a well. Generally, land rigs operate domestically with crews of four to six people.

Our rig fleet consists of several rig types to meet the demands of our customers in each of the markets we serve. Our rig fleet consists of two basic types of drilling rigs, mechanical and diesel electric. Mechanical rigs transmit power generated by a diesel engine directly to an operation (for example the drawworks or mud pumps on a rig) through a compound consisting of chains, gears and hydraulic clutches. Diesel electric rigs are further broken down into two subcategories, direct current rigs and Silicon Controlled Rectifier ("SCR") rigs. Direct current rigs transmit the power generated by a diesel engine to a direct current generator. This direct current electrical system then distributes the electricity generated to direct current motors on the drawworks and mud pumps. An SCR rig's diesel engines drive alternating current generators and this alternating current can be transmitted to use for rig lighting and rig quarters or converted to direct current to drive the direct current motors on the rig. We own nine direct current diesel electric rigs and 50 SCR diesel electric rigs. We also own 18 mechanical rigs and one diesel electric rig that are trailer-mounted for greater mobility.

We also utilize top drives in our drilling operations. A top drive allows drilling with 90-foot lengths of drill pipe rather than 30-foot lengths, thus reducing the number of required connections. A top drive also permits rotation of the drill string while tripping in or out of the hole. These characteristics increase drilling speed, personnel safety and drilling efficiency, and reduce the risk of the drill string sticking during operations. At February 28, 2003, we owned 14 top drives.

We generally deploy our rig fleet among our divisions and districts based on the types of rigs preferred by our customers for drilling in the geographic markets served by our divisions and districts. The following table summarizes the rigs we own as of February 28, 2003:

	Maximum Rated Depth Capacity				
	Under 10,000'	10,000' to 14,999'	15,000' to 19,999'	20,000' and Deeper	Total
Marketed					
Ark-La-Tex					
Diesel Electric	–	1	4	5	10
Trailer-Mounted	–	1	–	–	1
Mechanical	–	2	2	2	6
Gulf Coast					
Diesel Electric	–	–	1	16	17
Mechanical	–	1	1	–	2
South Texas					
Diesel Electric	–	1	4	8	13 (1)
Trailer-Mounted	–	9	–	1	10 (2)
Mechanical	–	4	–	1	5
Rocky Mountain					
Diesel Electric	–	–	–	2	2
West Texas					
Diesel Electric	–	–	2	4	6
Total Marketed	–	19	14	39	72
Non-marketed					
Diesel Electric	–	–	1	9	10
Trailer-Mounted	2	6	–	–	8
Mechanical	–	11	10	4	25
Total Non-Marketed	2	17	11	13	43
Total Rig Fleet	2	36	25	52	115

(1) Excludes one rig which we operate for a third party.
(2) Includes one diesel electric rig.

Facilities

The following table summarizes our significant real estate:

Location	Interest	Uses
Houston, Texas	Leased	Executive Offices
Alice, Texas	Owned	Field Office, Rig Yard, Truck Yard
Eunice, Louisiana	Owned	Field Office, Rig Yard
Haughton, Louisiana	Owned	Rig Yard
Oklahoma City, Oklahoma	Owned	Rig Yard
Shreveport, Louisiana	Leased	Field Office
Shreveport, Louisiana	Owned	Rig Yard
Casper, Wyoming	Leased	Field Office
Midland, Texas	Leased	Field Office

We lease approximately 22,700 square feet of office space in Houston, Texas for our principal executive offices at a cost of approximately $39,600 per month. We believe that all our facilities are in good operating condition and that they are adequate for their present uses.

ITEM 3. LEGAL PROCEEDINGS

We are involved in litigation incidental to the conduct of our business, none of which we believe is, individually or in the aggregate, material to our consolidated financial condition or results of operations.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

None.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED SHAREHOLDER MATTERS

Market Data

Our common stock is listed and traded on the American Stock Exchange ("AMEX") under the symbol "GW." The following table sets forth the high and low closing prices of our common stock on the AMEX for the periods indicated:

	High	Low
Period from January 1, 2003 to February 28, 2003	$ 4.50	$ 3.50
Year Ended December 31, 2002		
Quarter ended March 31, 2002	4.07	2.69
Quarter ended June 30, 2002	5.01	3.72
Quarter ended September 30, 2002	4.08	2.78
Quarter ended December 31, 2002	4.42	3.15
Year Ended December 31, 2001:		
Quarter ended March 31, 2001	6.96	5.06
Quarter ended June 30, 2001	6.87	3.77
Quarter ended September 30, 2001	3.73	1.75
Quarter ended December 31, 2001	3.31	1.76

We have never declared or paid cash dividends on our common stock and do not expect to pay cash dividends in 2003 or for the foreseeable future. We anticipate that all cash flow generated from operations in the foreseeable future will be retained and used to develop or expand our business, pay debt service and reduce outstanding indebtedness. Any future payment of cash dividends will depend upon our results of operations, financial condition, cash requirements and other factors deemed relevant by our board of directors.

The terms of our credit facility prohibit the payment of dividends without the prior written consent of the lender and the terms of the Indentures under which our senior notes are issued also restrict our ability to pay dividends under certain conditions.

On February 28, 2003, the last reported sales price of our common stock on the AMEX was $4.17 per share.

ITEM 6. SELECTED FINANCIAL DATA

	Years Ended December 31,				
	2002	2001	2000	1999	1998
	(Amounts in thousands, except per share amounts)				
Revenues (1)	$ 250,260	$ 433,739	$ 276,758	$ 148,465	$ 244,120
Net income (loss)	(21,476)	68,453	(8,523)	(41,262)	(83,213)
Net income (loss) per common share - basic and diluted	(.12)	.38	(.05)	(.25)	(.50)
Total assets (1)	590,623	625,471	512,370	453,852	501,303
Senior notes & other long-term debt	249,613	250,695	249,851	249,962	250,527
Series A Preferred Stock – Manditorily Redeemable	–	–	–	–	305

(1) Presentation revised to give effect to reclassification of certain items to conform to the presentation in 2002 (see Note 1 to consolidated financial statements).

plan but purchase stop-loss coverage in order to limit our exposure to a maximum of $175,000 per occurrence under the plan. If losses should exceed the workers' compensation and general liability policy amounts, we have excess liability coverage up to a maximum of $75.0 million with deductibles per occurrence of either $10,000 or $50,000.The provision for losses incurred within the deductible and stop-loss amounts involves estimates by management and we base these estimates on our historical claims experience.

Income Taxes. Our deferred tax assets consist primarily of net operating loss carryforwards ("NOL's") which expire from 2010 to 2022. Deferred tax assets must be assessed based upon the likelihood of recoverability from future taxable income and to the extent that recovery is not likely, a valuation allowance is established. At December 31, 2002, we do not have a valuation allowance as we believe that it is more likely than not that we will be able to generate future taxable income sufficient to recover our deferred tax assets. Our business, however, is extremely cyclical and is highly sensitive to changes in oil and natural gas prices and demand for our services and there can be no assurances that future economic or financial developments will not impact our ability to recover our deferred tax assets.

In addition, we have $26.5 million in permanent differences which relate to differences between the financial accounting and tax basis of acquired assets. The permanent difference will be reduced as the assets are depreciated for financial accounting purposes on a straight-line basis over the next 10 years. As the amortization of these permanent differences is a fixed amount, our effective tax rate varies widely based upon the current level of income or loss. See Footnote 3 in the notes to the consolidated financial statements for a reconciliation of our statutory to effective tax rate.

Financial Results

Our net loss for 2002 was $21.5 million compared with net income of $68.5 million for 2001. Revenue for 2002 was $250.3 million compared with $433.7 million for the year 2001. For the fourth quarter of 2002 our net loss was $9.1 million and revenues were $61.4 million. This compares to net income of $9.0 million and revenues of $89.6 million in the fourth quarter of 2001.

Our operating margin for the fourth quarter of 2002 was $2,194 per rig day, compared to the third quarter 2002 operating margin of $2,225 per rig day and fourth quarter 2001 operating margin of $5,337 per rig day. Our operating margins for the years ended December 31, 2002 and 2001 were $2,674 per rig day and $5,963 per rig day, respectively.

Financial Outlook

Based on currently anticipated levels of activity and dayrates, we expect to generate an operating margin of approximately $1,300 per rig day for the first quarter of 2003. This operating margin level should generate earnings before interest, income taxes, depreciation and amortization ("EBITDA") of approximately $4.1 million. Net loss per share is expected to be approximately $.05 on a diluted basis, assuming an annual tax benefit rate of between 30% and 34%. We expect depreciation expense of approximately $11.9 million for the first quarter of 2003. We project capital expenditures for 2003 to be between $23.0 million and $26.0 million subject to the actual level of rig activity. These projections are forward-looking statements and while we believe our estimates are reasonable, we can give no assurance that such expectations will prove to be correct. See Item 1. Business-Forward-Looking Statements for important factors that could cause actual results to be differ materially from our expectations.

Turnkey and Footage Contract Activity

During all phases of the industry cycle, turnkey work continues to be an important part of our business strategy. Our engineering and operating experience allows us to provide this service to our customers and has historically provided higher margins than would otherwise have been obtainable under daywork contracts. During the fourth quarter of 2002, our turnkey operating margin was $6,123 per rig day compared to a daywork operating margin of $1,667 per rig day. For the year ended December 31, 2002, our turnkey operating margin per rig day was $5,760 compared to a daywork operating margin per day of $2,364.

The operating margins generated on turnkey and footage contracts varies widely based upon a number of factors, including the location of the contracted work as well as the depth and level of complexity of the wells drilled. The demand for drilling services under turnkey and footage contracts has historically been greater during periods of overall lower demand. There can be no assurance that we will be able to maintain the current level of revenue or operating margins derived from turnkey and footage contracts.

Critical Accounting Policies

Our consolidated financial statements and accompanying notes have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements require our management to make subjective estimates, judgments and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. However, these estimates, judgments and assumptions concern matters that are inherently uncertain. Accordingly, actual amounts and results could differ from these estimates made by management. The accounting policies that we believe are critical are property and equipment, impairment of long-lived assets, revenue recognition, insurance accruals, and income taxes.

Property and Equipment. Property and equipment are stated at cost with depreciation calculated using the straight-line method over the estimated useful lives of the assets. We expense our maintenance and repairs costs as incurred. We estimate the useful lives of our assets are between three and fifteen years.

Impairment of Long-Lived Assets. We assess the impairment of our long-lived assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Such indicators include changes in our business plans, a change in the physical condition of a long-lived asset or the extent or manner in which it is being used, or a severe or sustained downturn in the oil and gas industry. If a review of our long-lived assets indicates that the carrying value of certain of these assets is more than the estimated undiscounted cash flows, a write-down of the assets to their estimated fair market value must be made. The estimated fair market value is the amount at which an asset could be bought or sold in a current transaction between willing parties. Quoted market prices in active markets are the best estimate of fair market value, however, quoted market prices will generally not be available. As a result, fair value must be determined based upon other valuation techniques. This could include appraisals or present value calculations. The calculation of undiscounted future net cash flows and fair market value is based on estimates and projections.

During the fourth quarter of 2002, we recorded a pre-tax non-cash asset impairment charge of $3.5 million in accordance with SFAS 144. After review of our rigs held for future refurbishment, we no longer intend to return five of those rigs to service, but will instead use their component parts as spare equipment inventory. This decision was made based upon the physical condition of the five rigs and the estimated cost of refurbishment. As such, we recorded the charge to write the rigs down to their fair market value and revised the number of drilling rigs in our fleet from 121 to 116, including one non-owned rig that we operate for a third party. The fair market value was based on an appraisal obtained from a third party appraiser. The after tax effect of this impairment charge was $.01 per diluted share.

Revenue Recognition. Revenue from daywork and footage contracts is recognized when earned as services are performed under the provisions of the contract. Revenue from turnkey drilling contracts is recognized using the percentage-of-completion method based upon costs incurred to date and estimated total contract costs. Provision for anticipated losses, if any, on uncompleted contracts is made at the time our estimated costs exceed the contract revenue.

Insurance Accruals. We maintain insurance coverage related to workers' compensation and general liability claims up to $1.0 million per occurrence with an aggregate of $2.0 million under general liability. These policies include deductibles of $250,000 per occurrence. In addition, we are self-insured for our employee health

We owe a total of $250.0 million in principal amount under our senior notes. While the principal is not due until 2007, semi-annual interest payments of approximately $11.1 million are due on January 1 and July 1 of each year. For the year ended December 31, 2002, our operating activities provided cash, while our investing and financing activities consumed cash. To the extent we are unable to generate cash flow sufficient to pay debt service and meet our other cash needs, including capital expenditures, we would be required to use our cash on hand. At February 28, 2003, our cash balance was $100.9 million.

CIT Facility

We have a $75.0 million credit facility with the CIT Group/Business Credit, Inc. ("CIT Facility") which expires during January 2006. The CIT Facility provides us with the ability to borrow up to the lesser of $75.0 million or 50% of the orderly liquidation value (as defined in the agreement) of certain drilling rig equipment located in the 48 contiguous states of United States of America. At December 31, 2002, the orderly liquidation value was greater than $75.0 million. The CIT Facility is a revolving facility with automatic renewals after expiration unless terminated by the lender on any subsequent anniversary date and then only upon 60 days prior notice. Periodic interest payments are due at a floating rate based upon our debt service coverage ratio within a range of either LIBOR plus 1.75% to 3.50% or prime plus 0.25% to 1.50%. We recently amended the CIT Facility to increase the availability of letters of credit from $10.0 million to $20.0 million. This was done to enable us to issue additional letters of credit for the benefit of various insurance companies as collateral for retrospective premiums and retained losses which may become payable under the terms of the underlying insurance contracts. See Item 1 – "Business Insurance." We are required to pay a commitment fee of 0.375% per annum on the unused portion of the CIT Facility and letters of credit accrue a fee of 1.25% per annum. Outstanding letters of credit reduce the amount available for borrowing under the CIT Facility.

The CIT Facility contains certain affirmative and negative covenants and we are in compliance with these covenants. Substantially all of our assets, including our drilling equipment, are pledged as collateral under the CIT Facility and it is also secured by our guarantees and certain of our wholly-owned subsidiaries guarantees. We, however, retain the option, subject to a minimum appraisal value, under the CIT Facility to extract $75.0 million of the equipment out of the collateral pool in connection with the sale or exchange of such collateral or relocation of equipment outside the contiguous 48 states of the United States of America. We currently have no outstanding balance under the CIT facility and had $7.4 million of undrawn letters of credit outstanding at December 31, 2002.

Under the CIT Facility the lender's commitments of $75.0 million will be reduced by the amount of net cash proceeds received by us or our subsidiaries from sales or other dispositions of collateral in excess of $1.0 million individually or $2.0 million in the aggregate in any 12 month period (other than sales or other dispositions of certain types of inventory, rigs identified in the CIT Facility as equipment held for sale and up to $75.0 million of rigs and accessories). In addition, mandatory prepayments would be required upon:

- the receipt of net proceeds received by us or our subsidiaries from the incurrence of certain other debt or sales of debt or equity securities in a public offering or private placement, or;
- the receipt of net cash proceeds by us or our subsidiaries from asset sales (including proceeds from sale of rigs identified in the credit agreement as equipment held for sale, but excluding proceeds from dispositions of inventory in the ordinary course of business, and sales of up to $75.0 million of rigs and rig accessories) or;
- the receipt of insurance proceeds on our assets in each case to the extent that such proceeds are in excess of $500,000 individually or $1.0 million in the aggregate in any twelve month period.

Among the various covenants that we must satisfy under the CIT Facility are the following two covenants which apply whenever our liquidity, defined as the sum of cash, cash equivalents and availability under the CIT facility, falls below $25.0 million.

- 1 to 1 EBITDA coverage of debt service, tested monthly on a trailing 12 month basis; and
- minimum tangible net worth (all as defined in the CIT Facility) at the end of each quarter will be at least the prior year tangible net worth less $30.0 million adjusted for quarterly tests.

Additionally, if the total amount outstanding under the CIT Facility (including outstanding letters of credit) exceeds 50% of the orderly liquidation value of our domestic rigs, we are required to make a prepayment in the amount of the excess. Also, if the average rig utilization rate falls below 45% for two consecutive months, the lender will have the option to request one additional appraisal per year to aid in determining the current orderly liquidation value of the drilling equipment. Average rig utilization is defined as the total number of rigs owned which are operating under drilling contracts in the 48 contiguous states of the United States of America divided by the total number of rigs owned, excluding rigs not capable of working without substantial capital investment.

The CIT Facility also contains provisions restricting our ability to, among other things:

- engage in new lines of business unrelated to our current activities;
- enter into mergers or consolidations or asset sales or purchases (with specified exceptions);
- incur liens or debts or make advances, investments or loans (in each case, with specified exceptions);
- pay dividends or redeem stock (except for certain inter-company transfers);
- prepay or materially amend any other indebtedness; and
- issue any stock (other than common stock).

Events of default under the CIT Facility include, in addition to non-payment of amounts due, misrepresentations and breach of loan covenants and certain other events of default:

- default with respect to other indebtedness in excess of $350,000;
- judgments in excess of $350,000; or
- a change in control which means that we cease to own 100% of our two principal subsidiaries, some person or group has either acquired beneficial ownership of 30% or more of the Company or obtained the power to elect a majority of our board of directors, or our board of directors ceases to consist of a majority of "continuing directors" (all defined by the CIT Facility).

Certain Contractual Commitments

The following table summarizes our contractual cash obligations and related payments due by period at December 31, 2002 (amounts in thousands):

	Payments Due by Period [1]				
Contractual Obligation	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Senior notes [2]					
Principal	$ 250,000	$ –	$ –	$ 250,000	$ –
Interest	110,937	22,187	44,375	44,375	–
Operating leases	1,270	627	643	–	–
Total contractual cash obligations	$ 362,207	$ 22,814	$ 45,018	$ 294,375	$ –

(1) Assumes no acceleration of maturity dates due to redemption or to breach of, or default under, the terms of the applicable contractual obligation.

(2) See "Senior Notes" above, for information relating to certain financial ratio covenants and certain other covenants the breach of which could cause a default under, and acceleration of the maturity date of, the senior notes.

Our CIT Facility provides up to $20.0 million for the issuance of letters of credit. If letters of credit which we cause to be issued are drawn upon by the holders of those letters of credit, then we will become obligated to repay those amounts along with any accrued interest and fees. Letters of credit issued reduce the amount available for borrowing under the CIT Facility and, as a result, we had $67.6 million available at December 31, 2002. The following table illustrates the undrawn outstanding letters of credit at December 31, 2002 and the potential maturities if drawn upon by the holders (amounts in thousands):

Potential Contractual Obligation	Payments Due by Period [1] Total Committed	Less than 1 year	1-3 years	4-5 years	Over 5 years
Standby letters of credit[1]	$ 7,407	$ 7,407	$ –	$ –	$ –
Total contractual obligation	$ 7,407	$ 7,407	$ –	$ –	$ –

(1) Assumes no acceleration of maturity dates due to breach of, or default under, the potential contractual obligation.

Cash Flow

The net cash provided by or used in our operating, investing and financing activities is summarized below (amounts in thousands):

	Years Ended December 31, 2002	2001	2000
Net cash provided by (used in):			
Operating activities	$ 36,317	$ 148,226	$ 16,310
Investing activities	(21,947)	(101,123)	(38,536)
Financing activities	(1,138)	491	53,793
Net increase (decrease) in cash:	$ 13,232	$ 47,594	$ 31,567

Our cash flows from operating activities are affected by a number of factors including the number of rigs under contract, whether the contracts are daywork, footage, or turnkey, and the rate received for these services. Our cash flow generated from operating activities during the year ended December 31, 2002 was $23.3 million (before changes in operating assets and liabilities) compared to cash generated from operating activities during the year ended December 31, 2001 of $150.5 million (before changes in operating assets and liabilities). This change is principally due to a 35% decrease in operating days and a 55% decrease in our per rig day operating margins between the two periods. Our cash flows from operating activities were also impacted by changes in operating assets and liabilities which provided $13.0 million and used $2.3 million in cash flow for the years ended December 31, 2002 and 2001, respectively. Generally, during times of increasing demand our changes in working capital will result in the use of cash flows due primarily to the build-up of accounts receivable.

Our cash flow generated from operating activities during the year ended December 31, 2001 was $150.5 million (before changes in operating assets and liabilities) compared to cash generated in operating activities during the year ended December 31, 2000 of $27.2 million (before changes in operating assets and liabilities). This change is principally due to an 18% increase in operating days and a 177% increase in our per rig day operating margins between the two periods. Our cash flows from operating activities were also impacted by changes in operating assets and liabilities which used $2.3 million and $10.9 million in cash flow for the years ended December 31, 2001 and 2000, respectively.

Cash flow used in investing activities for the year ended December 31, 2002 primarily consisted of $22.3 million of capital expenditures for sustaining our rigs, the acquisition of one additional top drive, and other capital items. Our cash flow used in investing activities for the year ended December 31, 2001 primarily consisted of $103.0 million of capital expenditures for reactivating rigs, acquisition of drill pipe, drill collars and top drives, and other capital items. Cash flow used in investing activities for the year ended December 31, 2000, primarily consisted of $38.6 million of capital expenditures for reactivating rigs, acquisition of top drives, and other capital items.

Cash flow used by financing activities for the year ended December 31, 2002 consisted principally of $1.8 million for repayment of long-term lease obligations, partially offset by $686,000 from stock option exercises. Cash flow provided by financing activities for the year ended December 31, 2001 consisted principally of $1.7 million from stock option exercises, partially offset by $911,000 for repayment of long-term lease obligations. Cash flow provided by financing activities for the year ended December 31, 2000 primarily consisted of net proceeds of $51.6 million and $3.2 million from the sale of common stock and from stock option exercises, respectively, partially offset by $1.1 million repayment of long-term lease obligations.

Results of Operations

Our drilling contracts generally provide compensation on either a daywork, turnkey or footage basis. However, successfully completed turnkey and footage contracts generally result in higher effective revenues per rig day worked than under daywork contracts. Operating margins per rig day worked on successful turnkey and footage jobs are also generally greater than under daywork contracts, although we are typically required to bear additional operating costs (such as drill bits) that would typically be paid by the customer under daywork contracts. Contract drilling revenues, drilling operating expenses and operating margins or losses on turnkey and footage contacts are affected by a number of variables, which include the depth of the well, geological complexities and the actual difficulties encountered in drilling the well.

In accordance with Emerging Issues Task Force Issue No. 01-14 "Income Statement Characterization of Reimbursements Received for Out-of-Pocket Expenses Incurred," we have revised the presentation of reimbursements received for certain expenses in the periods presented. These reimbursements are now included in contract drilling revenues on the consolidated statement of operations versus previously being recorded net of the incurred expenses in drilling operations expenses. This reclassification had no effect on net income or cash flows.

The following tables highlight rig days worked, contract drilling revenues and drilling operating expenses for our daywork and turnkey operations for the years ended December 31, 2002, 2001 and 2000.

	For the Year Ended December 31, 2002		
	Daywork Operations	Turnkey Operations [2]	Total
	(Dollars in thousands, except averages per rig day worked)		
Rig days worked	18,248	1,832	20,080
Contract drilling revenue	$ 197,594	$ 52,666	$ 250,260
Drilling operating expenses[1]	154,458	42,112	196,570
Operating margin (loss)	$ 43,136	$ 10,554	$ 53,690
Averages per rig day worked:			
Contract drilling revenue	$ 10,828	$ 28,748	$ 12,463
Drilling operating expenses	8,464	22,988	9,789
Operating margin (loss)	$ 2,364	$ 5,760	$ 2,674

	For the Year Ended December 31, 2001		
	Daywork Operations	Turnkey Operations [2]	Total
	(Dollars in thousands, except averages per rig day worked)		
Rig days worked	28,766	2,158	30,924
Contract drilling revenue	$ 376,222	$ 57,517	$ 433,739
Drilling operating expenses[1]	208,966	40,362	249,328
Operating margin (loss)	$ 167,256	$ 17,155	$ 184,411
Averages per rig day worked:			
Contract drilling revenue	$ 13,079	$ 26,657	$ 14,026
Drilling operating expenses	7,265	18,707	8,063
Operating margin (loss)	$ 5,814	$ 7,950	$ 5,963

	For the Year Ended December 31, 2000		
	Daywork Operations	Turnkey Operations [2]	Total
	(Dollars in thousands, except averages per rig day worked)		
Rig days worked	21,533	4,574	26,107
Contract drilling revenue	$ 194,832	$ 81,926	$ 276,758
Drilling operating expenses[1]	149,315	71,398	220,713
Operating margin (loss)	$ 45,517	$ 10,528	$ 56,045
Averages per rig day worked:			
Contract drilling revenue	$ 9,048	$ 17,911	$ 10,601
Drilling operating expenses	6,930	15,610	8,451
Operating margin (loss)	$ 2,118	$ 2,301	$ 2,150

(1) Drilling operating expenses exclude depreciation, and general and administrative expenses.
(2) Turnkey operations include the results from turnkey and footage contracts.

Comparison of Fiscal Years ended December 31, 2002 and 2001

Contract drilling revenue decreased approximately $183.5 million, or 42%, to $250.3 million for the year ended December 31, 2002, from $433.7 million for the year ended December 31, 2001. The decrease is due to a decrease in total rig days worked of 10,844 days, or 35%, and a decrease in the total average revenue per rig day of $1,563, or 11% due to the downturn in drilling activity. The decrease in the total rig days worked consists of 10,518 fewer rig days under daywork contracts and 326 fewer rig days under turnkey contracts. The decline in the total average revenue per day was due to the decrease in the daywork average revenue per rig day. This was the result of lower dayrates and rigs rolling off higher rate term contracts onto lower rate spot market contracts. Turnkey average revenue per rig day was higher due to the location and complexity of the wells drilled during 2002 when compared to the same period in 2001.

Total drilling operating expenses decreased by approximately $52.8 million, or 21% to $196.6 million for the year ended December 31, 2002, as compared to $249.3 million for the year ended December 31, 2001. The decrease is a result of the decreased level of activity from daywork operations.

Drilling operating expenses on a per rig day basis increased overall principally due to a wage increase of 12% effective June 1, 2001, the retention of our experienced toolpushers and drillers during the downturn, the cost of cold-stacking rigs, and overhead and other fixed costs being spread over less days. Turnkey expenses were also higher due to the greater overall depth and complexity of turnkey wells drilled.

Depreciation expense increased by $5.2 million, or 12%, to $46.6 million for the year ended December 31, 2002 compared to $41.4 million for the year ended December 31, 2001. The increase is primarily due to additional depreciation attributable to equipment purchased and placed into service during 2001 and 2002.

General and administrative expenses increased by $1.4 million, or 14%, to $11.3 million for the year ended December 31, 2002 compared to $9.9 million for the year ended December 31, 2001. This increase is due primarily to $330,000 for severance costs and $515,000 of non-cash compensation expense related to stock options as a result of the termination of employment of an officer in the first quarter of 2002. Also contributing to the increase are higher insurance costs and higher professional fees.

The difference in interest expense for the years ended December 31, 2002 and 2001 is negligible as the average outstanding debt balance was virtually the same and the largest component of our debt structure is our Senior Notes which carry interest at a fixed rate.

Interest income decreased by $709,000, or 29%, to $1.7 million for the year ended December 31, 2002, from $2.4 million for the year ended December 31, 2001 due to lower interest rates in 2002 partially offset by higher cash balances. Cash balances were higher in 2002 as a result of an overall build in cash due to higher drilling activity and dayrates throughout 2001.

Net other income (expense) increased by $574,000 to income of $128,000 for the year ended December 31, 2002 from expense of $446,000 for the same period of 2001. The expense in 2001 related to the realization of $454,000 in previously unrealized foreign currency translation losses as a result of moving our Venezuela rigs to the United States.

Comparison of Fiscal Years ended December 31, 2001 and 2000

Contract drilling revenue increased approximately $156.9 million, or 57%, to $433.7 million for the year ended December 31, 2001, from $276.8 million for the year ended December 31, 2000. The increase is due to an increase in total rig days worked of 4,817 days, or 18%, and an increase in the total average revenue per rig day of $3,425, or 32%. The increase in the total days worked is the result of a 34% increase in daywork drilling activity partially offset by a 53% decrease in turnkey drilling activity. The increase in the total average revenue per rig day is due to higher dayrates received from both daywork and turnkey operations.

Drilling operating expenses increased by approximately $28.6 million, or 13%, to $249.3 million for the year ended December 31, 2001, as compared to $220.7 million for the year ended December 31, 2000. The increase is the direct result of the overall increased level of activity from daywork operations and increases in wages partially offset by a decreased level of activity from turnkey operations discussed above. Operating expenses on a per rig day basis, however, decreased due to overhead items being spread over more days worked and a decrease in the percentage of turnkey days worked to total days worked from 18% in 2000 to 7% in 2001. The decrease in operating expenses on a per rig day basis was partially offset by wage increases of 5% on July 1, 2000, 14% on August 31, 2000, and 12% on June 1, 2001.

Depreciation expense increased by $4.7 million, or 13%, to $41.4 million for the year ended December 31, 2001 compared to $36.8 million for the year ended December 31, 2000. The increase is primarily due to additional depreciation attributable to equipment purchased and placed in service during the year ended December 31, 2001.

General and administrative expenses increased by $1.8 million, or 22%, to $9.9 million for the year ended December 31, 2001 compared to $8.1 million for the year ended December 31, 2000, due primarily to the increased level of our operating activity and accrual of performance based compensation.

The difference in interest expense for the years ended December 31, 2001 and 2000 is negligible as the average outstanding debt balance was virtually the same and the largest component of our debt structure is our Senior Notes which carry interest at a fixed rate.

Interest income decreased by $649,000, or 21%, to $2.4 million for the year ended December 31, 2001, from $3.1 million for the year ended December 31, 2000 due to lower interest rates in 2001 partially offset by higher cash balances. Cash balances were higher as a result of the issuance of 13.0 million shares of common stock on April 4, 2000 and due to higher drilling activity and dayrates in 2001.

Net other income (expense) decreased by $416,000 to expense of $446,000 for the year ended December 31, 2001 from expense of $30,000 for the same period of 2000 due primarily to the realization of $454,000 in previously unrealized foreign currency translation losses as a result of moving our Venezuela rigs to the United States.

Inflation and Changing Prices

Contract drilling revenues do not necessarily track the changes in general inflation as they tend to respond to the level of activity of the oil and gas industry in combination with the supply of equipment and the number of competing companies. Capital and operating costs are influenced to a larger extent by specific price changes in the oil and gas industry and to a lesser extent by changes in general inflation.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Interest Rate Risk. We are subject to market risk exposure related to changes in interest rates on our CIT Facility. Interest on borrowings under the CIT facility accrues at a variable rate, using (at our election) either the prime rate plus 0.25% to 1.50% or LIBOR plus 1.75% to 3.5%, depending upon our debt service coverage ratio for the trailing 12 month period. We currently have no outstanding balance under the CIT facility and as such have no exposure at this time to a change in interest rates.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Index to
Consolidated Financial Statements
and Financial Statement Schedule

Schedules other than those listed above are omitted because they are either not applicable or not required or the information required is included in the consolidated financial statements or notes thereto.

INDEPENDENT AUDITORS' REPORT

To the Shareholders and Board of Directors
of Grey Wolf, Inc.:

We have audited the accompanying consolidated balance sheets of Grey Wolf, Inc. and Subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of operations, shareholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2002. In connection with our audits of the consolidated financial statements, we have also audited the financial statement schedule for the years ended December 31, 2002, 2001 and 2000. These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Grey Wolf, Inc. and Subsidiaries as of December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects the information set forth therein.

KPMG LLP

Houston, Texas
February 3, 2003

GREY WOLF, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(Amounts in thousands, except share data)

	December 31, 2002	December 31, 2001
ASSETS		
Current assets:		
Cash and cash equivalents	$ 113,899	$ 100,667
Restricted cash - insurance deposits	784	884
Accounts receivable, net of allowance of $2,500 and $1,800, respectively	47,034	67,574
Prepaids and other current assets	3,447	1,942
Total current assets	165,164	171,067
Property and equipment:		
Land, buildings and improvements	5,424	5,137
Drilling equipment	704,734	703,076
Furniture and fixtures	3,185	2,978
Total property and equipment	713,343	711,191
Less: accumulated depreciation	(292,552)	(262,531)
Net property and equipment	420,791	448,660
Other noncurrent assets	4,668	5,744
	$ 590,623	$ 625,471
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Current maturities of long-term debt	$ –	$ 543
Accounts payable - trade	19,460	21,365
Accrued workers' compensation	4,947	4,595
Payroll and related employee costs	6,685	7,654
Accrued interest payable	11,160	11,228
Other accrued liabilities	8,559	12,519
Total current liabilities	50,811	57,904
Senior notes	249,613	249,526
Long-term debt, net of current maturities	–	1,169
Other long-term liabilities	4,789	4,868
Deferred income taxes	60,152	66,707
Commitments and contingent liabilities	–	–
Shareholders' equity:		
Series B Junior Participating Preferred stock, $1 par value; 250,000 shares authorized, none outstanding	–	–
Common stock, $.10 par value; 300,000,000 shares authorized; 181,037,811 and 180,726,061 issued and outstanding, respectively	18,104	18,073
Additional paid-in capital	329,712	328,306
Accumulated deficit	(122,558)	(101,082)
Total shareholders' equity	225,258	245,297
	$ 590,623	$ 625,471

See accompanying notes to consolidated financial statements

GREY WOLF, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
(Amounts in thousands, except per share data)

	Years Ended December 31,		
	2002	2001	2000
Revenues:			
Contract drilling	$ 250,260	$ 433,739	$ 276,758
Costs and expenses:			
Drilling operations	196,570	249,328	220,713
Depreciation	46,601	41,425	36,768
Provision for asset impairment	3,540	–	–
General and administrative	11,300	9,932	8,131
Total costs and expenses	258,011	300,685	265,612
Operating income (loss)	(7,751)	133,054	11,146
Other income (expense):			
Interest expense	(23,928)	(24,091)	(23,936)
Interest income	1,732	2,441	3,090
Gain on sale of assets	126	348	69
Other, net	128	(446)	(30)
Other income (expense), net	(21,942)	(21,748)	(20,807)
Income (loss) before income taxes	(29,693)	111,306	(9,661)
Income tax expense (benefit)			
Current	(1,871)	2,977	–
Deferred	(6,346)	39,876	(1,138)
Total income tax expense (benefit)	(8,217)	42,853	(1,138)
Net income (loss)	$ (21,476)	$ 68,453	$ (8,523)
Basic and diluted net income (loss) per common share	$ (.12)	$ .38	$ (.05)
Basic weighted average common shares outstanding	180,936	180,502	175,866
Diluted weighted average common shares outstanding	180,936	182,447	175,866

See accompanying notes to consolidated financial statements

GREY WOLF, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME
(Amounts in thousands)

	Series B Junior Participating Preferred Stock $1 par Value	Common Shares	Common Stock $.10 par Value	Additional Paid-in Capital	Deficit	Cumulative Comprehensive Income Adjustments	Total
Balance, December 31, 1999	–	165,167	$ 16,516	$ 270,527	$(161,012)	$ (454)	$ 125,577
Issuance of common stock	–	13,000	1,300	50,334	–	–	51,634
Exercise of stock options	–	1,714	172	3,047	–	–	3,219
Tax benefit of stock option exercises	–	–	–	1,509	–	–	1,509
Comprehensive net loss	–	–	–	–	(8,523)	–	(8,523)
Balance, December 31, 2000	–	179,881	17,988	325,417	(169,535)	(454)	173,416
Exercise of stock options	–	845	85	1,597	–	–	1,682
Tax benefit of stock option exercises	–	–	–	1,292	–	–	1,292
Cumulative foreign translation losses	–	–	–	–	–	454	454
Net income	–	–	–	–	68,453	–	68,453
Comprehensive net income	–	–	–	–	68,453	454	68,907
Balance, December 31, 2001	–	180,726	18,073	328,306	(101,082)	–	245,297
Exercise of stock options	–	312	31	655	–	–	686
Non-cash compensation expense	–	–	–	542	–	–	542
Tax benefit of stock option exercises	–	–	–	209	–	–	209
Comprehensive net loss	–	–	–	–	(21,476)	–	(21,476)
Balance, December 31, 2002	–	181,038	$ 18,104	$ 329,712	$(122,558)	$ –	$ 225,258

See accompanying notes to consolidated financial statements

GREY WOLF, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in thousands)

	Years Ended December 31,		
	2002	2001	2000
Cash flows from operating activities:			
Net income (loss)	$ (21,476)	$ 68,453	$ (8,523)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation	46,601	41,425	36,768
Provision for asset impairment	3,540	–	–
Non-cash compensation expense	542	–	–
Provision for doubtful accounts	700	695	92
Gain on sale of assets	(126)	(348)	(69)
Foreign exchange loss	(128)	446	30
Deferred income taxes	(6,555)	38,584	(2,647)
Tax benefit of stock options exercises	209	1,292	1,509
(Increase) decrease in restricted cash	100	(25)	(97)
(Increase) decrease in accounts receivable	19,840	(6,540)	(24,819)
(Increase) decrease in other current assets	(1,691)	1,248	(816)
Increase (decrease) in accounts payable trade	(1,590)	(4,586)	3,714
Increase (decrease) in accrued workers' compensation	352	(210)	1,733
Increase (decrease) in other current liabilities	(4,997)	3,888	8,340
Increase (decrease) in other	996	3,904	1,095
Cash provided by operating activities	36,317	148,226	16,310
Cash flows from investing activities:			
Property and equipment additions	(22,335)	(102,950)	(38,612)
Proceeds from sales of equipment	388	1,827	76
Cash used in investing activities	(21,947)	(101,123)	(38,536)
Cash flows from financing activities:			
Repayments of long-term debt	(1,824)	(911)	(1,060)
Financing costs	–	(280)	–
Issuance of common stock	–	–	51,634
Proceeds from exercise of stock options	686	1,682	3,219
Cash provided by (used in) financing activities	(1,138)	491	53,793
Net increase in cash and cash equivalents	13,232	47,594	31,567
Cash and cash equivalents, beginning of year	100,667	53,073	21,506
Cash and cash equivalents, end of year	$ 113,899	$ 100,667	$ 53,073

Supplemental Cash Flow Disclosure

Cash paid for interest:	$ 22,817	$ 22,750	$ 22,667
Cash paid for (refund of) taxes:	$ (1,822)	$ 3,019	$ –

See accompanying notes to consolidated financial statements

(1) Summary of Significant Accounting Policies

Nature of Operations. Grey Wolf, Inc. is a Texas corporation formed in 1980. Grey Wolf, Inc. is a holding company with no independent assets or operations but through its subsidiaries is engaged in the business of providing onshore contract drilling services to the oil and gas industry. Grey Wolf, Inc., through its subsidiaries, currently conducts operations in Alabama, Arkansas, Louisiana, Mississippi, New Mexico, Texas and Wyoming. The consolidated financial statements include the accounts of Grey Wolf, Inc. and its majority-owned subsidiaries (the "Company" or "Grey Wolf"). All significant intercompany accounts and transactions are eliminated in consolidation.

Property and Equipment. Property and equipment is stated at cost. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets, between three and fifteen years.

Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of. The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Impairment of assets to be held and used is determined by a comparison of the carrying amount of an asset to undiscounted future net cash flows expected to be generated by an asset. If such assets are considered to be impaired, the impairment to be recognized is measured by an amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. During the fourth quarter of 2002, we recorded a pretax non-cash asset impairment charge of $3.5 million (see Note 12).

Revenue Recognition. Revenue from daywork and footage contracts is recognized when earned as services are performed under the provisions of the contract. Revenue from turnkey drilling contracts is recognized as earned using the percentage-of-completion method based upon costs incurred to date and estimated total contract costs. Provision is made currently for anticipated losses, if any, on uncompleted contracts.

Earnings per Share. Basic earnings per share is based on weighted average shares outstanding without any dilutive effects considered. Diluted earnings per share reflects dilution from all contingently issuable shares, including options. The following is a reconciliation of basic and diluted weighted average shares outstanding (in thousands):

	2002	2001	2000
Weighted average common shares outstanding - basic	180,936	180,502	175,866
Effect of dilutive securities:			
Options - Treasury Stock Method	–	1,945	–
Weighted average common shares outstanding - diluted	180,936	182,447	175,866

The Company incurred net losses for the years ended December 31, 2002 and 2000 and has, therefore, excluded certain securities from the computation of diluted earnings per share as the effect would be anti-dilutive. Securities excluded from the computation of diluted earnings per share for the years ended December 31, 2002 and 2000 were options to purchase 8.7 million shares and 7.3 million shares, respectively. Options to purchase 4.1 million shares for the three months ended December 31, 2001 and September 30, 2001 and 998,500 shares for the three months ended June 30, 2001 and March 31, 2001 were not included in the computation of diluted EPS because the options' exercise price was greater than the average market price of the common shares.

Income Taxes. The Company records deferred tax liabilities utilizing an asset and liability approach. This method gives consideration to the future tax consequences associated with differences between the financial accounting and tax basis of assets and liabilities. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company and its domestic subsidiaries file a consolidated federal income tax return.

Stock-Based Compensation. The Company applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations in accounting for its stock option plans, which are more fully described in Note 5. Accordingly, no compensation cost has been recognized for stock option grants as all options granted had an exercise price equal to the market value of the underlying common stock on the date of grant. Had compensation cost for the stock option grants been determined on the fair value at the grant dates consistent with the method of SFAS No. 123, "Accounting for Stock-Based Compensation", the Company's net income (loss) and income (loss) per share would have been adjusted to the pro forma amounts indicated below (amounts in thousands, except per share amounts):

	2002	2001	2000
Net income (loss), as reported	$ (21,476)	$ 68,453	$ (8,523)
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(1,880)	(1,116)	(909)
Pro forma net income (loss)	$ (23,356)	$ 67,337	$ (9,432)
Income (loss) per share - basic and diluted			
As reported	$ (.12)	$ .38	$ (.05)
Pro forma	$ (.13)	$ .37	$ (.05)

For purposes of determining compensation costs using the provisions of SFAS No. 123, the fair value of option grants was determined using the Black-Scholes option-valuation model. The weighted average fair value per share of stock options granted was $1.80 in 2002 and 2000 and $3.90 in 2001. The key input variables used in valuing the options granted in 2002, 2001 and 2000 were: risk-free interest rate based on five-year Treasury strips of 2.62% in 2002, 4.60% in 2001 and 4.80% in 2000; dividend yield of zero in each year; stock price volatility of 75% for both 2002 and 2001, and 67% in 2000; and expected option lives of five years for each year presented.

Fair Value of Financial Instruments. The carrying amount of the Company's cash and short-term investments approximates fair value because of the short maturity of those instruments. The carrying amount of the Company's credit facility approximates fair value as the interest is indexed to the prime rate or LIBOR. The fair value of the Senior Notes at December 31, 2002 and 2001 was $252.5 million and $245.0 million, respectively, compared to the carrying value of $250.0 million. Fair value was estimated based on quoted market prices.

Cash Flow Information. Cash flow statements are prepared using the indirect method. The Company considers all unrestricted highly liquid investments with a maturity of three months or less at the time of purchase to be cash equivalents.

Restricted Cash. Restricted cash consists of investments in interest bearing certificates of deposit totaling $784,000 at December 31, 2002 and $884,000 at December 31, 2001, as collateral for a letter of credit securing insurance deposits. The carrying value of the investments approximates the current market value.

Use of Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of certain estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Concentrations of Credit Risk. Substantially all of the Company's contract drilling activities are conducted with major and independent oil and gas companies in the United States. Historically, the Company has not required collateral or other security for the related receivables from such customers. However, the Company has required certain customers to deposit funds in escrow prior to the commencement of drilling. Actions typically taken by the Company in the event of nonpayment include filing a lien on the customer's producing properties and filing suit against the customer.

Comprehensive Income. Comprehensive income includes all changes in a company's equity during the period that result from transactions and other economic events, other than transactions with its shareholders.

Recent Accounting Pronouncements. In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 142, "Goodwill and Other Intangible Assets," which changes how goodwill and other intangible assets are accounted for subsequent to their initial recognition. Under this standard, goodwill and other intangible assets having identifiable useful lives are no longer amortized, but are subjected to periodic assessments of impairment. SFAS No. 142 is effective for fiscal years beginning after December 15, 2001 and because the Company has no goodwill it had no impact on the Company's financial position or results of operations for the year ended December 31, 2002.

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations," which addressed financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This statement applies to all entities that have legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development or normal use of the asset. SFAS 143 is effective for fiscal years beginning after June 15, 2002. The Company does not expect the adoption of SFAS 143 to have a significant impact on its financial condition or results of operations.

In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. While SFAS No. 144 supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," it retains many of the fundamental provisions of that statement. SFAS No. 144 also supersedes the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," for the disposal of a segment of a business. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001 and interim periods within those fiscal years. The Company adopted SFAS No. 144 for our fiscal year beginning January 1, 2002 (see Note 12).

In April, 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment to FASB Statement 13, and Technical Corrections". SFAS No. 145 is effective for fiscal years beginning after May 15, 2002. Under the provisions of this statement, gains and losses from extinguishment of debt generally will no longer be classified as extraordinary items. In addition, this statement eliminates an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. This statement also makes various technical corrections, clarifies meanings, or describes their applicability under changed conditions. The Company does not expect the adoption of SFAS No. 145 to have a material effect on its financial position or results of operations.

In July 2002, the FASB issued SFAS No. 146, "Accounting for Cost Associated with Exit or Disposal Activities". SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002. The Statement addresses financial accounting and reporting for costs associated with exit or disposal activities and requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. SFAS No. 146 nullifies Emerging Issues Task Force Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." The Company does not expect the adoption of SFAS No. 146 to have a material effect on its financial position or results of operations.

Reclassification. In accordance with Emerging Issues Task Force Issue No. 01-14 "Income Statement Characterization of Reimbursements Received for Out-of-Pocket Expenses Incurred," the Company has revised the presentation of reimbursements received for certain expenses in the periods presented. These reimbursements are now included in contract drilling revenues on the income statement versus previously being recorded net of the incurred expenses in drilling operations expenses. This reclassification had no effect on net income or cash flows. In addition, certain balance sheet amounts in 2001 and 2000 have been reclassified to conform to the presentation in 2002.

(2) Significant Property Transactions

During the second quarter of 2001, the Company moved its five Venezuela rigs to the United States and in the third quarter of 2001 sold three of the five rigs for $1.3 million. This sale resulted in a gain of approximately $602,000. As a result of moving its Venezuela rigs to the United States, the Company realized $454,000 of previously unrealized foreign currency translation losses during the second quarter of 2001.

(3) Income Taxes

The Company and its U.S. subsidiaries file consolidated federal income tax returns. The components of the provision for income taxes consisted of the following (amounts in thousands):

	For the Years Ended December 31,		
	2002	2001	2000
Current			
Federal	$ (1,871)	$ 1,870	$ –
State	–	1,107	–
	$ (1,871)	$ 2,977	$ –
Deferred			
Federal	$ (7,080)	$ 38,557	$ (1,366)
State	734	1,319	228
	$ (6,346)	$ 39,876	$ (1,138)

Deferred income taxes are determined based upon the difference between the carrying amount of assets and liabilities for financial reporting purposes and amounts used for income tax purposes, and net operating loss and tax credit carryforwards. The tax affects of the Company's temporary differences and carryforwards are as follows (amounts in thousands):

	December 31,	
	2002	2001
Deferred tax assets		
Net operating loss carryforwards	$ 27,008	$ 10,549
Tax credit carryforwards	14	1,885
Workers compensation accruals	3,622	3,345
Other	1,229	187
	31,873	15,966
Deferred tax liabilities		
Depreciation	92,025	82,673
Net deferred tax liability	$ 60,152	$ 66,707

At December 31, 2002 and 2001, the Company had U.S. net operating loss ("NOL") carryforwards of $98.2 million and $51.1 million, respectively, which expire at various times from 2010 through 2022. The NOL carryforwards are subject to annual limitations as a result of the changes in ownership of the Company in 1989, 1994 and 1996. Management believes it is more likely than not that future earnings will be sufficient to permit the Company to realize its deferred tax assets.

For financial reporting purposes, approximately $21.0 million of the NOL carryforwards was utilized to offset the book versus tax basis differential in the recording of the assets acquired in transactions prior to 1999.

The following summarizes the differences between the federal statutory tax rate of 35% (amounts in thousands):

	For the Years Ended December 31,		
	2002	2001	2000
Income tax expense (benefit) at statutory rate	$ (10,393)	$ 38,957	$ (3,381)
Increase (decrease) in taxes resulting from:			
Expiration of NOL carryforwards	–	–	830
Permanent differences, primarily due to basis differences in acquired assets	1,707	1,320	1,226
Foreign (income) loss	(12)	95	250
State taxes (net)	477	1,576	148
Other	4	905	(211)
Income tax expense (benefit)	$ (8,217)	$ 42,853	$ (1,138)

(4) Long-Term Debt

Long-term debt consists of the following (amounts in thousands):

	December 31,	
	2002	2001
$250,000 senior notes due July 2007, general unsecured senior obligations guaranteed by the Company's domestic subsidiaries, bearing interest at 8⅞% per annum payable semiannually	$ 249,613	$ 249,526
Capital leases, secured by transportation equipment, bearing interest at 10%	–	1,712
	249,613	251,238
Less current maturities	–	543
Long-term debt	$ 249,613	$ 250,695

In June 1997 and May 1998, the Company concluded public offerings of $175.0 million and $75.0 million, respectively, in principal amount of the senior notes. The senior notes ("Notes") bear interest at 8⅞% per annum and mature July 1, 2007. The Notes are general unsecured senior obligations of the Company and are fully and unconditionally guaranteed, on a joint and several basis, by all domestic wholly-owned subsidiaries of the Company. Non-guarantor subsidiaries are immaterial. All fees and expenses incurred at the time of issuance are being amortized and discounts are being accreted over the life of the Notes.

The Company has the option to redeem the Notes in whole or in part during the twelve months beginning July 1, 2002 at 104.4375%, beginning July 1, 2003 at 102.9580%, beginning July 1, 2004 at 101.4792% and beginning July 1, 2005 and thereafter at 100.0000% together with any interest accrued and unpaid to the redemption date. Upon a change of control as defined in the indentures, each holder of the Notes will have the right to require the Company to repurchase all or any part of such holder's Notes at a purchase price equal to 101% of the aggregate principal amount thereof, plus accrued and unpaid interest to the date of purchase. We may also, from time-to-time, seek to retire the Notes through open market purchases and privately negotiated transactions.

The Company has a $75.0 million credit facility with the CIT Group/Business Credit, Inc. (the "CIT Facility") which expires during January 2006. The Company previously incurred $280,000 in financing costs when it amended its credit facility in 2001, which is being amortized over the remaining life of the CIT Facility. The CIT Facility provides the Company with the ability to borrow up to the lesser of $75.0 million or 50% of the orderly liquidation value (as defined in the agreement) of certain drilling rig equipment located in the 48 contiguous states of the United States of America. At December 31, 2002, the orderly liquidation value was greater than $75.0 million. The CIT Facility is a revolving facility with automatic renewals after expiration unless terminated by the lender on any subsequent anniversary date and then only upon 60 days prior notice. Periodic interest payments are due at a floating rate based upon the Company's debt service coverage ratio within a range of either LIBOR plus 1.75% to 3.50% or prime plus 0.25% to 1.5%. The Company recently amended the CIT Facility to increase the availability of letters of credit from $10.0 million to $20.0 million. This was done to enable us to issue additional letters of credit for the benefit of various insurance companies as collateral for retrospective premiums and retained losses which may become payable under the terms of the underlying insurance contracts. See Item 1 – "Business Insurance." The Company is required to pay a commitment fee of 0.375% per annum on the unused portion of the CIT Facility and letters of credit accrue a fee of 1.25% per annum. Outstanding letters of credit reduce the amount available for borrowing under the CIT Facility.

The CIT Facility contains certain affirmative and negative covenants and the Company is in compliance with these covenants. Substantially all of the Company's assets, including its drilling equipment, are pledged as collateral under the CIT Facility and it is also secured by the Company's guarantees and certain of the Company's wholly-owned subsidiaries guarantees. The Company, however, retains the option, subject to a minimum appraisal value, under the CIT Facility to extract $75.0 million of the equipment out of the collateral pool in connection with the sale or exchange of such collateral or relocation of equipment outside of the contiguous 48 states of the United States of America. The Company currently has no outstanding balance under the CIT Facility and had $7.4 million of unddrawn letters of credit outstanding at December 31, 2002.

The Company had non-cash activities for the years ended December 31, 2002, 2001, and 2000 related to vehicle additions under capital leases. The non-cash amounts excluded from cash used in investing activities and cash provided by financing activities was $199,000, $1.8 million and $663,000 for the years ended December 31, 2002, 2001, and 2000, respectively.

(5) Capital Stock and Stock Option Plans

On April 4, 2000, the Company completed an offering of 13,000,000 shares of its common stock which yielded net proceeds to the Company of $51.6 million. The shares were purchased by the underwriter for $4.00 per share and the underwriter advised the Company that the shares were resold to the public at a price of $4.125 per share. The proceeds from the issuance of the shares of common stock, net of offering costs were used to purchase top drive units, for capital expenditures to return some of the Company's rigs to marketed status and for general corporate purposes, including working capital.

On September 21, 1998, the Company adopted a Shareholder Rights Plan (the "Plan") in which rights to purchase shares of Junior Preferred stock will be distributed as a dividend at the rate of one Right for each share of common stock.

Each Right will entitle holders of the Company's common stock to buy one-one thousandth of a share of Grey Wolf's Series B Junior Participating Preferred stock at an exercise price of $11. The Rights will be exercisable only if a person or group acquires beneficial ownership of 15% or more of Grey Wolf's common stock or announces a tender or exchange offer upon consummation of which such person or group would beneficially own 15% or more of Grey Wolf's common stock. Furthermore, if any person becomes the beneficial owner of 15% or more of Grey Wolf's common stock, each Right not owned by such person or related parties will enable its holder to purchase, at the Right's then-current exercise price, shares of common stock of the Company having a value of twice the Right's exercise price. The Company will generally be entitled to redeem the Rights at $.001 per Right at any time until the 10th day following public announcement that a 15% position has been acquired.

The Company's 1982 Stock Option and Long-term Incentive Plan for Key Employees (the "1982 Plan") was canceled in March 1999; however, prior to that date, there were 2,500,000 shares of the Company's common stock reserved for issuance upon the exercise of options. The Company's 1996 Employee Stock Option Plan (the "1996 Plan") reserves 17,000,000 shares of the Company's common stock for issuance upon the exercise of options. At December 31, 2002, options under the 1996 Plan to purchase 8,290,065 shares of common stock were available for grant until July 29, 2006. The exercise price of stock options under the 1982 Plan and the 1996 Plan approximates the fair market value of the stock at the time the option is granted. The Company has 2,025,500 shares outstanding for other Stock Option Agreements between the Company and its' executive officers and directors. A portion of the outstanding options became exercisable upon issuance and the remaining become exercisable in varying increments over three to five-year periods. The options expire on the tenth anniversary of the date of grant.

On November 13, 2001, the Company amended all outstanding stock option agreements issued under the 1996 Employee Stock Option Plan and certain outstanding stock option agreements issued to executive officers and directors. Based upon the occurrence of certain events ("triggering events"), the amendments provide for accelerated vesting of options and the extension of the period in which a current employee option holder has to exercise his options. The provisions of the amendments provide for accelerated vesting of options after termination of employment of a current option holder within one year of a change of control of the Company (as defined in the amendment). Triggering events that cause an extension of the exercise period, but not longer than the remaining original exercise period, include termination of employment as a result of any reason not defined as termination for cause, voluntary resignation, or retirement in the amendment.

In accordance with Accounting Principles Board Opinion 25 ("APB 25"), the amendments to the stock option agreements create a new measurement date of November 13, 2001. APB 25 requires the Company to determine the intrinsic value of the options at the measurement date and recognize non-cash compensation expense upon the occurrence of a triggering event. The amount of compensation expense that would be recognized upon the occurrence of a triggering event is the difference between the fair market value of the Company's stock on the measurement date and the original exercise prices of the options.

In March 2002, a triggering event occurred when an officer's employment terminated. As a result, the Company recognized approximately $515,000 of non-cash compensation expense along with approximately $330,000 of severance cost. In addition, the Company recognized approximately $27,000 of non-cash compensation expense during the remainder of 2002. These amounts have been included in general and administrative expenses on the consolidated statement of operations.

Stock option activity for all stock options issued as of December 31, 2002, 2001 and 2000 was as follows (number of shares in thousands):

	2002		2001		2000	
	No. of Shares	Weighted Average Exercise Price	No. of Shares	Weighted Average Exercise Price	No. of Shares	Weighted Average Exercise Price
Outstanding – beginning of the year	7,512	$ 2.85	7,318	$ 2.25	7,169	$ 1.91
Granted	2,302	2.88	1,149	6.08	2,031	3.15
Exercised	(312)	2.20	(846)	1.99	(1,714)	1.88
Cancelled	(781)	3.16	(109)	3.16	(168)	2.44
Outstanding – end of year	8,721	$ 2.85	7,512	$ 2.85	7,318	$ 2.25

The Company had stock options exercisable at December 31, 2002 of 4.0 million with a range of exercise prices from $.69 to $6.37. At December 31, 2001 and 2000, there were 3.2 million stock options exercisable, with a range of exercise prices from $.69 to $4.50, and 2.8 million stock options exercisable from $.69 to $4.38, respectively.

The following table summarizes information about stock options outstanding at December 31, 2002:

Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life[(1)]	Weighted Average Exercise Price
$.69 to $1.63	2,885	4.85	$ 1.26
$1.75 to $4.38	4,806	7.60	$ 3.10
$4.44 to $6.37	1,030	8.07	$ 6.15
	8,721	6.75	$ 2.85

(1) Represents weighted average remaining contractual life in years.

(6) Segment Information and Accumulated Comprehensive Income

The Company manages its business as one reportable segment. Although the Company provides contract drilling services in several markets domestically, these operations have been aggregated into one reportable segment based on the similarity of economic characteristics among all markets including the nature of the services provided and the type of customers of such services.

Prior to the third quarter of 2001, the Company managed its business as two reportable segments; domestic operations and foreign operations. Late in the first quarter of 1999, the Company suspended all operations in Venezuela but retained the option to begin operations at any time. However, during the second quarter of 2001, the Company moved its five Venezuela rigs to the United States and in the third quarter of 2001 sold three of the five rigs for $1.3 million. This sale resulted in a gain of approximately $602,000. As a result of moving the Venezuela rigs to the United States, the Company realized $454,000 of previously unrealized foreign currency translation losses during the second quarter of 2001.

(7) Related-Party Transactions

The Company performed contract drilling services for affiliates of one of the Company's directors. Total revenues recognized from these affiliates during 2002, 2001 and 2000 were $3.4 million, $6.0 million and $2.2 million, respectively. During 2001, the Company also purchased equipment for $119,000 from an affiliate of the Chairman, President and Chief Executive Officer of the Company.

(8) Lease Commitments

Aggregate minimum lease payments required under noncancellable operating leases having terms greater than one year are as follows as of December 31, 2002: 2003 - $627,000; 2004 - $514,000; 2005 - $129,000; and $0 thereafter.

Lease expense under operating leases for 2002, 2001 and 2000 were approximately $680,000, $618,000 and $589,000, respectively.

Capital leases for the Company's field trucks and automobiles are included in long-term debt in 2001 and 2000. There were no outstanding capital lease obligations at December 31, 2002.

(9) Contingencies

The Company is involved in litigation incidental to the conduct of its business, none of which management believes is, individually or in the aggregate, material to the Company's consolidated financial condition or results of operations.

(10) Employee Benefit Plan

The Company has a defined contribution employee benefit plan covering substantially all of its employees. The Company matches 100% of the first 3% of individual employee contributions and 50% of the next 3% of individual employee contributions. Employer matching contributions under the plan totaled $1.3 million, $1.3 million, and $1.0 million for the years ended December 31, 2002, 2001 and 2000, respectively. Participants vest in employer matching contributions over a five year period based upon service with the Company.

(11) Concentrations

Substantially all of the Company's contract drilling activities are conducted with independent and major oil and gas companies in the United States. Historically, the Company has not required collateral or other security to support the related receivables from such customers. However, the Company has required certain customers to deposit funds in escrow prior to the commencement of drilling. Actions typically taken by the Company in the event of nonpayment include filing a lien on the customer's producing property and filing suit against the customer.

For the three months ended December 31, 2002, the Company had one customer which represented approximately 11% of total revenue. For the year ended December 31, 2002, the Company also had one customer which represented approximately 11% of total revenue. There were no customers with revenue greater than 10% for the years ended December 31, 2001 and 2000.

(12) Provision for Asset Impairment

During the fourth quarter of 2002, the Company recorded a pre-tax non-cash asset impairment charge of $3.5 million in accordance with SFAS 144. After review of rigs held for future refurbishment, the Company no longer intends to return five of those rigs to service, but will instead use their component parts as spare equipment inventory. This decision was made based upon the physical condition of the five rigs and the estimated cost of refurbishment. As such, an asset impairment charge was recorded to write the rigs down to their fair market value and the number of drilling rigs in our fleet was revised from 121 to 116, including one non-owned rig that we operate for a third party. The fair market value was based on an appraisal obtained from a third party appraiser. The after tax effect of this impairment was $.01 per diluted share.

(13) Quarterly Financial Data (unaudited)

Summarized quarterly financial data for years ended December 31, 2002, 2001 and 2000 are set forth below (amounts in thousands, except per share amounts).

	Quarter Ended			
	March 2002	June 2002	September 2002	December 2002
Revenues	$ 64,912	$ 62,854	$ 61,118	$ 61,376
Gross profit [(1)]	17,264	14,136	11,317	10,973
Operating income (loss)	2,655	(170)	(3,014)	(7,222)
Loss before income taxes	(2,756)	(5,544)	(8,626)	(12,767)
Net loss	(2,177)	(4,048)	(6,131)	(9,120)
Net loss per common share - basic and diluted	(.01)	(.02)	(.03)	(.05)

	Quarter Ended			
	March 2001	June 2001	September 2001	December 2001
Revenues	$ 101,136	$ 114,967	$ 128,030	$ 89,606
Gross profit [(1)]	39,624	53,008	58,481	33,993
Operating income	27,534	40,381	45,559	19,580
Income before income taxes	22,270	34,553	40,268	14,215
Net income	13,362	20,732	25,378	8,981
Net income per common share - basic and diluted	.07	.11	.14	.05

	Quarter Ended			
	March 2000	June 2000	September 2000	December 2000
Revenues	$ 59,862	$ 56,156	$ 75,462	$ 85,278
Gross profit [(1)]	8,674	8,589	13,693	25,181
Operating income (loss)	(2,069)	(2,376)	2,369	13,222
Income (loss) before income taxes	(7,788)	(7,435)	(2,655)	8,217
Net income (loss)	(5,692)	(5,472)	(2,331)	4,972
Net income (loss) per common share - basic and diluted	(.03)	(.03)	(.01)	.03

(1) Gross profit is computed as consolidated revenues less operating expenses (which excludes expenses for depreciation and general and administrative.

Schedule II

GREY WOLF, INC. AND SUBSIDIARIES

VALUATION AND QUALIFYING ACCOUNTS
(In thousands)

	Balance at Beginning of Period	Additions Charged to Allowance	Collections and Write-Offs	Balance at End of Period
Year Ended December 31, 2000				
Allowance for doubtful accounts receivable	$ 1,708	$ 92	$ –	$ 1,800
Year Ended December 31, 2001				
Allowance for doubtful accounts receivable	$ 1,800	$ 695	$ (695)	$ 1,800
Year Ended December 31, 2002				
Allowance for doubtful accounts receivable	$ 1,800	$ 700	$ –	$ 2,500

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

The information required by this item as to our directors and executive officers is hereby incorporated by reference to such information appearing under the captions "Directors" and "Executive Officers" in our definitive proxy statement for our 2003 Annual Meeting of Shareholders and is to be filed with the Securities and Exchange Commission (the "Commission") pursuant to the Securities Exchange Act of 1934 within 120 days of the end of our fiscal year on December 31, 2002.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this item as to the compensation of our management is hereby incorporated by reference to such information appearing under the caption "Executive Compensation" in our definitive proxy statement for our 2003 Annual Meeting of Shareholders and is to be filed with the Commission pursuant to the Securities Exchange Act of 1934 within 120 days of the end of our fiscal year on December 31, 2002.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED SHAREHOLDERS' MATTERS

The information required by this item as to the ownership by our management and others of our securities is hereby incorporated by reference to such information appearing under the caption "Nominees for Director", "Ownership by Management and Certain Shareholders" and "Executive Compensation Plans" in our definitive proxy statement for our 2003 Annual Meeting of Shareholders and is to be filed with the Commission pursuant to the Securities Exchange Act of 1934 within 120 days of the end of our fiscal year on December 31, 2002.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The information required by this item as to certain business relationships and transactions with our management and other parties related to us is hereby incorporated by reference to such information appearing under the caption "Certain Transactions" in our definitive proxy statement for our 2003 Annual Meeting of Shareholders and is to be filed with the Commission pursuant to the Securities Exchange Act of 1934 within 120 days of the end of our fiscal year on December 31, 2002.

ITEM 14. CONTROLS AND PROCEDURES

Within 90 days prior to the filing of this report, we carried out an evaluation, under the supervision and with the participation of management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Exchange Act Rule 13a-15. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective. Disclosure controls and procedures are controls and procedures that are designed to ensure that information required to be disclosed in our reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms.

There have been no significant changes in our internal controls or in other factors that could significantly affect internal controls subsequent to the date we carried out this evaluation.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES AND REPORTS ON FORM 8-K

(a) The following documents are filed as part of this report:

1. and 2. Financial Statements and Schedule

The consolidated financial statements and supplemental schedule of Grey Wolf, Inc. and Subsidiaries are included in Part II, Item 8 and are listed in the Index to Consolidated Financial Statements and Financial Statement Schedule therein.

3. Exhibits

Exhibit No.		Documents
3.1	--	Articles of Incorporation of Grey Wolf, Inc., as amended (incorporated herein by reference to Exhibit 3.1 to Form 10-Q dated May 12, 1999).
3.2	--	By-Laws of Grey Wolf, Inc., as amended (incorporated herein by reference to Exhibit 99.1 to Form 8-K dated March 23, 1999).
4.1	--	Form of Trust Indenture, dated June 27, 1997, relating to the senior notes due 2007 of the Company and Texas Commerce Bank National Association, as Trustee (incorporated herein by reference to Exhibit 4.2 to the Company's Registration Statement on Form S-3 No. 333-26519 filed June 24, 1997).
4.2	--	Supplemental Indenture (to the Trust Indenture dated June 27, 1997), dated as of March 31, 1998, among the Company, the New Guarantor, the Existing Guarantors, and Chase Bank of Texas National Association, as Trustee. (incorporated herein by reference to Exhibit 4.5 to Form 8-K filed May 21, 1998).
4.3	--	Second Supplemental Indenture (to the Trust Indenture dated June 27, 1997), dated as of May 8, 1998, by and among the Company, the Guarantors, and Chase Bank of Texas, National Association, as Trustee (incorporated herein by reference to Exhibit 4.5 to Form 8-K filed May 21, 1998).
4.4	--	Third Supplemental Indenture (to the Trust Indenture dated June 27, 1997), dated as of January 4, 1999, among the Company, the New Guarantors, the Existing Guarantors, and Chase Bank of Texas, National Association, as Trustee (incorporated herein by reference to Grey Wolf, Inc. Annual Report on Form 10-K for the year ended December 31, 2001).
4.5	--	Form of Trust Indenture, dated May 8, 1998, relating to the senior notes due 2007 by and among the Company, the Guarantors, and Chase Bank of Texas, National Association, as Trustee (incorporated herein by reference to Exhibit 4.3 to Form 8-K filed May 21, 1998).
4.6	--	Supplemental Indenture (to the Trust Indenture dated May 8, 1998), dated as of January 4, 1999, among the Company, the New Guarantors, the Existing Guarantors and Chase Bank of Texas, National Association, as Trustee (incorporated herein by reference to Grey Wolf, Inc. Annual Report on From 10-K for the year ended December 31, 2001).
4.7	--	Rights Agreement dated as of September 21, 1998 by and between the Company and American Stock Transfer and Trust Company as Rights Agent (incorporated herein by reference to Exhibit 4.1 to Form 8-K filed September 22, 1998).
10.1	--	Indemnification Agreement dated as of March 6, 1997, by and between Grey Wolf Drilling Company and James K.B. Nelson (incorporated herein by reference to Exhibit 10.5 to Form 8-K dated March 10, 1997).
10.2	--	Form of Non-Qualified Stock Option Agreement dated September 3, 1996, by and between the Company and Thomas P. Richards (incorporated herein by reference to Exhibit 10.2 to Registration Statement No. 333-14783).
10.3	--	Form of Incentive Stock Option Agreement dated September 3, 1996, by and between the Company and Ronnie E. McBride (incorporated herein by reference to Exhibit 10.14 to Post Effective Amendment No. 1 to Registration Statement No. 333-14783).

10.4	--	Form of Non-Qualified Stock Option Agreement dated September 3, 1996, by and between the Company and Ronnie E. McBride. (incorporated herein by reference to Exhibit 10.15 to Post Effective Amendment No. 1 to Registration Statement No. 333-14783).
10.5	--	Grey Wolf, Inc. 1996 Employee Stock Option Plan (incorporated herein by reference to Grey Wolf, Inc. 1996 Annual Meeting of Shareholders definitive proxy materials).
10.6	--	Grey Wolf Inc. Amendment to 1996 Employee Stock Option Plan (incorporated herein by reference to Grey Wolf, Inc. 1999 Annual Meeting of Shareholders definitive proxy materials filed April 9, 1999).
10.7	--	Grey Wolf, Inc. Second Amendment to 1996 Employee Stock Option Plan dated May 14, 2002 (incorporated herein by reference to Exhibit 4.6 to Grey Wolf, Inc. Registration Statement on Form S-8 No. 333-90888 filed June 21, 2002).
10.8	--	Drillers Inc. 1982 Stock Option and Long-Term Incentive Plan for Key Employees (incorporated by reference to Drillers Inc. 1982 Annual Meeting definitive proxy solicitation materials.)
10.9	--	Form of Incentive Stock Option Agreement dated March 17, 1997, by and between the Company and Gary D. Lee (incorporated by reference to DI Industries, inc. Annual Report of Form 10-K for the year ended December 31, 1996.)
10.10	--	Form of Incentive Stock Option Agreement dated February 10, 1998, by and between the Company and David W. Wehlmann (incorporated herein by reference to Grey Wolf, Inc. Annual Report on Form 10-K for the year ended December 31, 1997.)
10.11	--	Revolving Credit Agreement dated as of January 14, 1999 among Grey Wolf Drilling Company LP (as borrower), Grey Wolf, Inc. (as guarantor), The CIT Group/Business Credit, Inc. (as agent) and various financial institutions (as lenders). (incorporated herein by reference to Exhibit 10.1 to Form 8-K dated January 26, 1999.)
10.12	--	First Amendment to Loan Agreement dated as of December 20, 2001, by and among Grey Wolf Drilling Company, LP (as borrower) and Grey Wolf, Inc. (as guarantor) and the CIT Group/Business Credit, Inc. (as agent) and various financial institutions (as lenders) (incorporated herein by reference to Grey Wolf, Inc. Annual Report on Form 10-K for the year ended December 31, 2001).
10.13	--	Non-Qualified Stock Option Agreement dated January 16, 1999, by and between the Company and Edward S. Jacob, III. (incorporated herein by reference to Grey Wolf, Inc. Annual Report on Form 10-K for the year ended December 31, 1999.)
10.14	--	Form of Amendment to Non-Qualified Stock Option Agreements dated November 13, 2001, by and between the Company and Thomas P. Richards (incorporated herein by reference to Grey Wolf, Inc. Annual Report on Form 10-K for the year ended December 31, 2001).
10.15	--	Form of Amendment to Non-Qualified Stock Option Agreement dated November 13, 2001, by and among the Company (f.k.a. DI Industries, Inc.), Thomas P. Richards and Richards Brothers Interests, L.P (incorporated herein by reference to Grey Wolf, Inc. Annual Report on Form 10-K for the year ended December 31, 2001).
10.16	--	Form of Amendment to Non-Qualified Stock Option Agreements dated November 13, 2001, by and between the Company and each of David W. Wehlmann, Edward S. Jacob III, Gary D. Lee, Ronnie E. McBride, Merrie S. Costley, and Donald J. Guedry, Jr. (incorporated herein by reference to Grey Wolf, Inc. Annual Report on Form 10-K for the year ended December 31, 2001).
10.17	--	Grey Wolf, Inc. Executive Severance Plan effective November 15, 2001 (incorporated herein by reference to Grey Wolf, Inc. Annual Report on Form 10-K for the year ended December 31, 2001).

10.18	--	Amended and Restated Employment Agreement dated November 13, 2001, by and between the Company and Thomas P. Richards (incorporated herein by reference to Grey Wolf, Inc. Annual Report on Form 10-K for the year ended December 31, 2001).
10.19	--	Amended and Restated Employment Agreement dated November 13, 2001, by and between the Company and David W. Wehlmann (incorporated herein by reference to Grey Wolf, Inc. Annual Report on Form 10-K for the year ended December 31, 2001).
10.20	--	Amended and Restated Employment Agreement dated November 13, 2001, by and between the Company and Edward S. Jacob III (incorporated herein by reference to Grey Wolf, Inc. Annual Report on Form 10-K for the year ended December 31, 2001).
10.21	--	Amended and Restated Employment Agreement dated November 13, 2001, by and between the Company and Gary D. Lee (incorporated herein by reference to Grey Wolf, Inc. Annual Report on Form 10-K for the year ended December 31, 2001).
10.22	--	Amended and Restated Employment Agreement dated November 13, 2001, by and between the Company and Ronnie E. McBride (incorporated herein by reference to Grey Wolf, Inc. Annual Report on Form 10-K for the year ended December 31, 2001).
10.23	--	Form of Non-Qualified Stock Option Agreement dated as of February 13, 2002, by and between the Company and each of Frank M. Brown, William T. Donovan, James K.B. Nelson, Robert E. Rose, Steven A. Webster, and William R. Ziegler (incorporated herein by reference to Grey Wolf, Inc. Annual Report on Form 10-K for the year ended December 31, 2001).
*10.24	--	Second Amendment to Loan Agreement dated as of February 7, 2003 by and among Grey Wolf Drilling Company L.P. (as borrower), Grey Wolf, Inc. and various subsidiaries (as guarantors) and the CIT Group/Business Credit, Inc. and various financial institutions (as lenders).
*21.1	--	List of Subsidiaries of Grey Wolf, Inc.
*23.1	--	Consent of KPMG LLP
*99.1	--	Certification pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 of Thomas P. Richards, Chairman, President and Chief Executive Officer.
*99.2	--	Certification pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 of David W. Wehlmann, Senior Vice President and Chief Financial Officer.

* Filed herewith

(b) Reports on Form 8-K

None

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, this 6th day of March, 2003

Grey Wolf, Inc.

By: /s/ David W. Wehlmann
David W. Wehlmann, Senior Vice President and
Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signatures and Capacities	Date
By: /s/ Thomas P. Richards Thomas P. Richards, Chairman, President and Chief Executive Officer (Principal Executive Officer)	March 6, 2003
By: /s/ David W. Wehlmann David W. Wehlmann, Senior Vice President and Chief Financial Officer	March 6, 2003
By: /s/ Merrie S. Costley Merrie S. Costley, Vice President and Controller	March 6, 2003
By: /s/ William R. Ziegler William R. Ziegler, Director	March 6, 2003
By: /s/ Frank M. Brown Frank M. Brown, Director	March 6, 2003
By: /s/ William T. Donovan William T. Donovan, Director	March 6, 2003
By: /s/ James K. B. Nelson James K. B. Nelson, Director	March 6, 2003
By: /s/ Robert E. Rose Robert E. Rose, Director	March 6, 2003
By: /s/ Steven A. Webster Steven A. Webster, Director	March 6, 2003

CERTIFICATIONS

I, Thomas P. Richards, certify that:

1. I have reviewed this annual report on Form 10-K of Grey Wolf, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

   (a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

   (b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

   (c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

   (a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

   (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 6, 2003

By: /s/ Thomas P. Richards
Thomas P. Richards
Chairman, Chief Executive Office, and President

CERTIFICATIONS

I, David W. Wehlmann, certify that:

1. I have reviewed this annual report on Form 10-K of Grey Wolf, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

   (a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

   (b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

   (c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

   (a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

   (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

7. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 6, 2003

By: /s/ David W. Wehlmann
David W. Wehlmann
Senior Vice President and Chief Financial Officer

Directors

Frank M. Brown
Retired Senior Vice President
ARCO Alaska, Inc.
Anchorage, Alaska

William T. Donovan
Principal and Managing Director
Lubar & Company, Inc.
President, Chief Executive Officer
Director C-2, Inc.
Milwaukee, Wisconsin

James K. B. Nelson
Felicity Ventures, Ltd.
Houston, Texas

Thomas P. Richards
Chairman, President and
Chief Executive Officer
Grey Wolf, Inc.
Houston, Texas

Robert E. Rose
Chairman,
GlobalSantaFe Corporation
Houston, Texas

Steven A. Webster
Chairman,
Carrizo Oil & Gas, Inc.
Managing Director
Global Energy Partners
Houston, Texas

William R. Ziegler
Of Counsel to
Satterlee Stephens Burke &
Burke LLP
New York, New York

Officers

Thomas P. Richards
President and Chief Executive
Officer

William E. Chiles
Executive Vice President and
Chief Operating Officer

David W. Wehlmann
Executive Vice President and
Chief Financial Officer

Edward S. Jacob, III
Senior Vice President, Operations

Gary D. Lee
Senior Vice President,
Human Resources

Merrie S. Costley
Vice President and Controller

Donald J. Guedry, Jr.
Vice President and Treasurer

Subsidiary Officers

Forrest M. Conley, Jr.
Vice President, Ark-La-Tex

Ronald G. Hale
Senior Vice President,
Contracts/Marketing

Joseph C. Hopewell
Vice President, Turnkey Services

Dale M. Love
Vice President, Gulf Coast

James M. Reimers
Vice President, South Texas

Corporate Headquarters

10370 Richmond Ave., Suite 600
Houston, TX 77042-4136
(713) 435-6100
(713) 435-6170 (fax)
www.gwdrilling.com

Transfer Agent

American Stock Transfer & Trust
Company
40 Wall Street
New York, New York 70005
(800) 937-5449

Annual Meeting

Grey Wolf Inc.'s Annual Meeting of Shareholders will be held at 9:00 a.m. on May 13, 2003 at the:
Adam's Mark Hotel
2900 Briarpark Drive
Houston, Texas 77042

Investor Relations

Shareholders are encouraged to contact the Company with questions or requests for information. Additional copies of the Company's Annual Report on Form 10-K as filed with the Securities and Exchange Commission are available without charge upon written request. Inquiries should be directed to:
Investor Relations
Grey Wolf, Inc.
10370 Richmond Ave., Suite 600
Houston, TX 77042-4136
(713) 435-6100
or through our website at
www.gwdrilling.com

Grey Wolf is traded on the American Stock Exchange under the symbol "GW."

This publication includes certain forward-looking statements reflecting Grey Wolf's expectations; however, many factors which may affect the actual results, including commodity prices, market and economic conditions, rig supply and demand and industry competition are difficult to predict. Accordingly, these forward-looking statements are subject to a number of risks and uncertainties and actual results and outcomes may differ materially. Please see our Annual Report on Form 10-K for the year ended December 31, 2002, included herein, for material factors that could cause actual results to vary.

Designed by: Pegasus Design, Inc., Houston, TX • Writer: Lisa Sostack • Printed in the U.S.A

GREY WOLF, INC.

10370 Richmond Avenue
Suite 600
Houston, Texas 77042-4136
tel (713) 435-6100
fax (713) 435-6170
www.gwdrilling.com